UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 10/A

GENERAL FORM FOR REGISTRATION OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934

THE GUITAMMER COMPANY
(Exact name of registrant as specified in its charter)

Nevada	61-1650777
(State or other jurisdiction of Incorporation or organization)	(I.R.S. Employer Identification No.)

6117 Maxtown Road, Westerville, OH 43082
(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code:   (614) 898-9370

With a copy to:

Carl A. Generes, Esq.
Law Offices of Carl A. Generes
4358 Shady Bend Drive
Dallas, Texas 75244-7447
Phone:  (214) 352-8674
Fax:  (972) 715-5700
cgeneres@genereslaw.com

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

None	N/A

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.001 per share

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer  ☐     Accelerated filer  ☐      Non-accelerated filer ☐     Smaller reporting company ☑

EXPLANATORY NOTE

The Guitammer Company is filing this General Form for Registration of Securities on Form 10 (the "Registration Statement") to register its common stock, par value $0.001 per share (the "Common Stock"), pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Once this Registration Statement becomes effective (60 days after the date of filing), The Guitammer Company will be subject to the requirements of Section 13(a) under the Exchange Act, which will require it to file with  the Securities and Exchange Commission (the "Commission") annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, and it will be required to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12(g) of the Exchange Act.

The principal place of business of The Guitammer Company is 6117 Maxtown Road, Westerville, OH 43082. Our telephone number is (614) 898-9370.

FORWARD LOOKING STATEMENTS

There are statements in this Registration Statement that are not historical facts. These "forward-looking statements" can be identified by use of terminology such as "believe," "hope," "may," "anticipate," "should," "intend," "plan," "will," "expect," "estimate," "project," "positioned," "strategy" and similar expressions. You should be aware that these forward-looking statements are subject to risks and uncertainties that are beyond our control.  Although management believes that the assumptions underlying the forward-looking statements included in this Registration Statement are reasonable, they do not guarantee our future performance, and actual results could differ from those contemplated by these forward-looking statements. The assumptions used for purposes of the forward-looking statements specified in the following information represent estimates of future events and are subject to uncertainty as to possible changes in economic, legislative, industry, and other circumstances. As a result, the identification and interpretation of data, and other information, and their use in developing and selecting assumptions from and among reasonable alternatives require the exercise of judgment. To the extent that the assumed events do not occur, the outcome may vary substantially from anticipated or projected results, and, accordingly, no opinion is expressed on the achievability of those forward-looking statements.  In light of these risks and uncertainties, there can be no assurance that the results and events contemplated by the forward-looking statements contained in this Registration Statement will in fact transpire. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. We do not undertake any obligation to update or revise any forward-looking statements.

You may read and copy this Registration Statement and any future materials we file with the Commission at the SEC's Public Reference Room located at 100 F Street NE, Washington, D.C. 20549, on official business days during the hours of 10:00 am to 3:00 pm.  You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission at http://www.sec.gov.  You may obtain further information about our Company on our websites at http://www.thebuttkicker.com and http://www.shakemycouch.com.

Item 1.     Business

Historical Overview

The Guitammer Company (“Guitammer-Ohio”) was incorporated in Ohio on March 6, 1990, as a research, development and licensing company and manufacturer and marketer of low frequency audio transducers that allows users to feel low frequency sound (“bass”) like a subwoofer but silent. (See Articles of Incorporation and amendments thereto, Exhibits 3.0 through 3.2 inclusive, filed herewith and incorporated herein by reference.)

On May 18, 2011, Guitammer-Ohio caused the formation of a Nevada corporation with the same name (the “Registrant” “Company”, “Guitammer-Nevada”, “we”, “us” and “our”) and entered into a Plan and Agreement of Reorganization with Guitammer-Nevada pursuant to which (i) the shareholders of Guitammer-Ohio would exchange (on a one (1) for thirty-one thousand, two hundred and six (31,206) shares basis) their aggregate 1,602.3 issued and outstanding shares of common stock for an aggregate of 50,001,374  shares of Common Stock, par value $0.001 per share, of Guitammer-Nevada evidencing the same proportional interest in Guitammer-Nevada as they held in Guitammer-Ohio, and  (ii) option and warrant holders to purchase an aggregate of  1,397.7 shares of common stock of Guitammer-Ohio would exchange (on a one (1) for thirty-one thousand, two hundred and six (31,206) shares basis) their options and warrants for options and warrants to purchase an aggregate of 43,616,626 shares of Common Stock, par value $0.001 per share,  of Guitammer-Nevada in the same proportional interest  in Guitammer-Nevada as they held in Guitammer-Ohio (the “Reorganization”). In addition, the Company issued to two lenders warrants to purchase shares of Guitammer-Ohio which because of the Reorganization would be converted into warrants to purchase an aggregate of 225,000 shares of our Common Stock, par value $0.001 per share.  In order to save time and expense of creating and issuing new Guitammer-Nevada options and warrants, the Company’s Board of Directors passed a resolution that the outstanding Guitammer- Ohio options and warrants would be and are deemed to be and constitute the Guitammer- Nevada options and warrants (on the said 1 for 31,206 shares basis) to purchase an aggregate of 43,841,626 shares of our Common Stock.

           Also, upon the effective time of the Reorganization and as of May 18, 2011, Guitammer-Ohio had certain outstanding indebtedness that provides the holders the option to convert at any time the indebtedness into shares of common stock of Guitammer-Ohio. Pursuant to the terms of the Reorganization, the debt holders now have the option to convert the debt into an aggregate of 2,300,000 shares of the Common Stock of Guitammer-Nevada. With respect to one of the debt holders, Eric Roy, and pursuant to the terms of his loan agreement with Guitammer-Ohio, if he elected to convert the indebtedness of Guitammer-Ohio owed to him into shares of Common Stock of Guitammer-Nevada, he would forfeit options to purchase 511,778 shares of Common Stock of Guitammer-Nevada.

 If all the said options and warrants were exercised and indebtedness converted, Guitammer-Nevada or the Company would have issued and outstanding 95,631,222 shares of Common Stock. There can be no assurance that any options or warrants will be exercised or that any of the debt will be converted. (See Plan and Agreement of Reorganization Exhibit 2.1 and Articles of Incorporation of Guitammer-Nevada, Exhibit 3. 4, filed herewith and incorporated herein by reference.)

Unless indicated to the contrary, all further references in the Form 10 Registration Statement to per share and shares of Common Stock of the Company reflect the Reorganization.

Prior to and since the Reorganization, all of our operations were and are now conducted by Guitammer-Ohio. Guitammer-Nevada is a holding company, has no operations of its own and is the parent of Guitammer-Ohio which is also sometimes referred to herein as the “Company,” “we” and “us.”

The Company historically has incurred net losses, negative cash flows from operating activities, and has an accumulated deficit of approximately $5.8 million at March 31, 2011.  In addition, at March 31, 2011 the Company had a cash balance of approximately $85,000 and working capital deficiency of approximately $3.8 million. In both the near and long term, without additional financing, the Company is and will be in an illiquid position and operating with a cash deficit. As of May 31, 2011, the Company had a monthly burn rate of $51,803 (net of depreciation expense). The Company has relied upon cash from its financing activities to fund its ongoing operations as it has not been able to generate sufficient cash from its operating activities in the past and there is no assurance it will be able to do so in the future.  These factors raise substantial doubt about the Company’s ability to continue as a going concern.

  The name, Guitammer – pronounced “Git”-“tammer” – comes from the conjunction of the words “guitar” and “hammer”.  In January 1991 we finished development of and licensed for sale, our original product, the Hammer Jammer™, a patented guitar accessory.  Our initial products (low frequency audio transducers) were developed to solve a problem of our founder, who was a musician and unable to feel the low frequency end of the music he was playing without turning the stage monitors up very loud which interfered with the playing ability of the rest of the musicians. Today our principal product is a low frequency transducer sold under the brand name ButtKicker® (“ButtKicker”). The ButtKicker enables the user to feel low frequency sound (or bass) in a realistic, powerful and exciting way.  However, unlike the overly loud, booming subwoofers with which most people are familiar, the ButtKicker accurately shakes and vibrates the user without creating any sound.

ButtKicker brand products are used by companies and hundreds of the world’s leading musicians and are featured in theaters and theme parks around the world and enjoyed by home theater, video gamers and car audio enthusiasts. See Major Entertainment and Theater Installations, below.

We are focused on growing our business by developing new and improved products, significantly increasing our branding, marketing and selling efforts and using the ButtKicker Live!® (“ButtKicker Live!”) technology as an accelerant to increase demand and sales of our flagship home theater products to generate both hardware and recurring revenue streams

Home Theater and Gaming Market Size

The Consumer Electronics Association (CEA) reported that household penetration of home theater systems as of 2007 (the last year surveyed) was 36% of all US households. Additionally, in 2010 factory-level home theaters in a box (“HTiB”) rose to $802 million in wholesale revenues per the CEA. Additionally, in January 2011, the research group NPD Group  reported that total video game revenues for 2010 were approximately $18.58 billion.

 According to a recent CEA study, “The Video Game Market – Attracting New Audiences, Creating New Opportunities” which was published in January 2009, 70% of online adults play video games on a PC, game console or portable media player.

Based on these industry statistics and trends, we believe that ButtKicker brand products have a large potential market.

Our Business Today

  We sell three (3) main categories of products: 1) ButtKicker and Silent Subwoofer for Car Audio™ brand transducers, 2) audio amplifiers and 3) accessories, with different sizes and configurations based upon the market and use.  We sell more than twenty-five (25) different standalone and all-in-one packaged products.  Our products include five (5) different types of ButtKicker brand transducers which provide the vibration or bass effects, several models of amplifiers, a wireless option, and the accessories necessary to facilitate the use of our products in our core markets. Our products are sold for use in home theater, gaming, car audio, by musicians and professional audio technicians and in amusement parks and theater markets.

Two of our most popular products are the wireless ButtKicker Kit and the ButtKicker Gamer, which are described in greater detail below.

Wireless ButtKicker Kit

The ButtKicker Kit is designed for home theater and gaming use.  Included in the kit is one ButtKicker Advance low frequency transducer, one ButtKicker Power Amplifier with wireless send and receive units and remote control, one Chair/Couch Mounting Kit, and all the cables and wires necessary to hook the system up to home theater and gaming systems.  The mounting kit enables the average consumer to quickly and easily use the ButtKicker with any couch or chair.  The entire system easily integrates into existing home theater and gaming systems as well.  The ButtKicker Kit currently retails for between $297 and $399.

ButtKicker Gamer

The ButtKicker Gamer (the “Gamer”) is designed for gaming use for both PCs and game consoles.  The ButtKicker enables the user to precisely and powerfully feel gunshots, explosions and special effects of video games as well as the bass beat for music.  The Gamer works with all types of computers, all gaming systems and any type of digital music player; including any MP3 player or iPod.  It works by simply splitting the audio signal from the PC, game console or iPod into the Gamer’s amplifier.  The Gamer easily attaches to the center post of most office type chairs.  Included in the kit are one ButtKicker Gamer with integrated chair mounting arm, one ButtKicker Gamer Power Amplifier and all the cables and wires necessary to hook the system up to PCs, gaming systems and digital music players.  A Quick Start Guide and manual are also included with the Gamer.  The Gamer is priced at between $129 and $149.

Sales and Marketing

Our products are sold worldwide through independent manufacturers’ sales representatives, dealers and distributors. Distribution has steadily increased since we began selling the ButtKicker product in 1998, with more than several hundred resellers, retailers and dealers now selling the ButtKicker product line.  Our sales network includes custom home theater, specialty electronics, furniture, musician, professional audio, consumer home theater and electronics dealers.

Historically, approximately 20%-35% of our sales have been outside the United States.  Our products have been sold around the world.  We have active distributors and dealers in Canada, United Kingdom, France, Germany, Denmark, Norway, Holland, Switzerland, Belgium, Israel, Russia, India, Japan, Thailand, Singapore, Malaysia, South Korea, Taiwan, China, Hong Kong, Spain, Turkey, Italy, Argentina, Brazil, Indonesia, Australia and New Zealand.

Broadcast, print articles and reviews for ButtKicker products have appeared  in numerous trade magazines as well as broad based media exposure from the Columbus Dispatch, NBC, HGTV, the Wall Street Journal, TV Guide, Smart Money, Time Magazine, CNN/Headline News, ABC’s Extreme Makeover-Home Edition, Discovery TV’s - Monster House, MTV and many more.

Sales Strategy

We sell our products in the following three (3) ways: 1) directly to the dealers; 2) through or by way of independent manufacturers’ sales representatives who receive sales commissions from us; and 3) to distributors who resell our products to dealers.

Our core business consumer flagship products, the wireless ButtKicker Kit and the ButtKicker Gamer, are easy to use, aggressively priced, all-in-one kits designed for the home theater and gaming markets.  They were developed and designed specifically with the average consumer in mind and therefore are easy to setup and use.

Our products are available in stores, through third party catalogs, over the internet, installed as part of custom home theaters and other professional installations, or sold to the consumer directly for self-installation.  We also actively target and sell to dealers and key distributors.

We have historically not had large amounts of sales through traditional brick and mortar retail stores such as Best Buy, but have concentrated more with the large online resellers such as Amazon.com and MusiciansFriend.com and with specialty electronics retailers.  Moving forward, however, we may choose to sell lower priced items which appeal more to individual consumers, and we may seek to sell at brick and mortar retail stores.

Our strategy is to develop and market our ButtKicker Live! technology (as described below) along with our sales to commercial theatres to build brand awareness, demonstrate product credibility and create consumer demand.

  In 2009 the Company’s two major customers, Amazon.com and Berkline Benchcraft, LLC (a manufacturer of furniture, including home theater furniture), accounted for 5% and 12% respectively of our sales. In 2010, Amazon.com and Berkline Benchcraft, LLC accounted for 12% and 11% respectively of our sales.  During the first quarter of 2011, Amazon.com accounted for 10% of Company’s sales and Berkline Benchcraft, LLC accounted for 7.4%.

Amazon.com purchases our products directly from us for resale on Amazon.com’s website. The Company does not have a purchase commitment from Amazon.com but instead receives purchase orders for our products from Amazon.com on a weekly basis. There can be no assurance that Amazon.com will continue to order our products at the same volume level as in prior years.

On May 3, 2011 Berkline Benchcraft, LLC filed for chapter 11 bankruptcy protection. Although the Company has historically sold its products for use with home theater seating to other manufacturers, dealers and distributors, there is no assurance that the Company will be able to replace the sales volume sold to Berkline Benchcraft in either the short or long term.
ButtKicker Live!®

In 2007 we began to develop ButtKicker Live!® (“ButtKicker Live!”), which is an enabling technology for live broadcasts, especially sporting events that allow sports fans at the game and at home to actually feel the action. Putting them into the game, which the Company believes will keep more fans involved in more games for longer periods of time, should increase advertising, sponsorship and premium content demand and consumption.

We believe that the rollout of ButtKicker Live! will enable us to significantly accelerate our hardware sales and build a recurring revenue stream.  ButtKicker Live! is an integrated use of technology to capture, encode, transmit, decode and reproduce the vibrations of people and things at a live event that are then realistically reproduced at a remote location and transferred by means of ButtKicker brand products to the end viewer.

The ButtKicker Live! system is designed to enable us to capture the vibration and/or movement in a sporting or other live event by means such as, but not limited to, wired or wireless microphones or sensors, or produced by a digital signal processor.  This signal is then used by ButtKicker brand products that shake or move the viewer to recreate the feeling of the sporting or other live event for the viewer in their home.

We have not gone to market with the ButtKicker Live! technology.  It has only been operated through certain events which we have specifically wired for ButtKicker Live! as described below.  Moving forward and funding permitting, we hope to form relationships with broadcasters and sports leagues to create and implement technology that will be required to enable us to encode and combine this signal into the existing audio signal and/or to create a distinct and separate signal which we can use to transmit tactile feedback and/or transmit and then decode the signals in a viewer’s home.   Our future product development will be focused on adding signal decoding capabilities to be able to control and charge for the ButtKicker Live! service on a per user basis.

Integration With End User In-Home Hardware

ButtKicker Live! is designed to integrate with our existing products.  All the end user will need at home to experience ButtKicker Live! is one of our all-in-one kits or ButtKicker equipped home theater seats.

ButtKicker Live! Marketing Strategy

Since beginning initial ButtKicker Live! marketing efforts in late 2007, we have met with several sports leagues which have expressed interest in the technology. The first DVD project, “Maximum Velocity powered by ButtKicker,” was released July 2010.

We have signed a product licensing agreement with the National Hot Rod Association (NHRA) to produce a joint DVD project, “Feel the Power” that we expect to release in Q3 of 2011.

           In July of 2008, the Arena Football League’s (AFL’s) “Arena Bowl XXII” which was broadcast nationally by ABC was ButtKicker enabled so that fans in one of the end zone sections of the arena felt the hits and tackles of four players (two from each team) who wore specially designed wireless pickups.  League, player and fan reaction was extremely positive.

Live in-arena testing was also done with the National Hockey League (NHL).  Additionally, we are in active discussions with several other professional leagues and sports. We hope to bring on more leagues, content providers (i.e. networks and broadcasters) and distribution partners as we ramp up our sales and marketing efforts, funding permitting.

We will use an integrated strategy to build brand and product awareness in order to achieve our sales goals.  Our planned use of this strategy has resulted in positive feedback from representatives of the sports leagues that own the licensing rights, the cable, satellite and TV channels that broadcast the content distributors and several outside agencies with whom we have been in discussions.

With the sufficient funding, we expect to engage an outside agency to work with us to refine and implement our strategy, especially as it relates to the specific field known in the sports entertainment industry as sponsorship activation.  We believe that a key to our success in building our ButtKicker Live! brand is the ability for us to quickly demonstrate our technology in a fun, engaging and memorable way to thousands of consumers – something we have done repeatedly at trade shows around the world.

A brief overview of various branding and marketing strategies is discussed below:

Sports Venues

The Company can setup large demonstration areas in arenas, in stadiums, in race in-fields, etc. where either live game action or ButtKicker enabled archival media can be displayed to hundreds and thousands of fans. Large standing platforms or groups of home theater seating equipped with ButtKicker brand transducers can be setup with flat panel displays of ButtKicker Live! enabled media. Joint sponsorships, promotions and discount coupons along with the ever present attractive presenter(s) can be utilized to encourage fans to experience ButtKicker Live! for themselves.

Rights Holders and Broadcaster Partnerships

The Company and licensing rights holders such as sports leagues and teams and broadcasters have discussed joint marketing efforts direct to the fans using a combination of advertising, community and social networking, web-based marketing and integrating archival ButtKicker enabled media with ButtKicker Live! advertising.

Sponsorship Partnerships

ButtKicker Live!’s targeted user,  the 18 to 54 year old male, is the demographic targeted by sports advertisers.  Rights holders are enthusiastic about the opportunities to provide their key sponsors a means – ButtKicker Live! – to reach their key market segment in a new, exciting and memorable way.  By partnering with and co-branding with the leagues’ sponsors, we expect to stretch our marketing reach without increasing our marketing budget.

Online Community & Social Networking

Sports fans are an identifiable online community that rights holders has begun to identify and increase their marketing efforts towards in an online social networking manner. These fans are a readily addressable market to which we and the rights holder can jointly promote ButtKicker Live! and directly sell online.

Sport Bars and Public Venues

Just like the in-arena or in stadium marketing plan, sports bars and other public venues are ideal locations to demonstrate ButtKicker Live! to large groups of sports fans at one time and thereby create buzz about our products, and, if the demonstrations are done correctly, media awareness.

Spokespersons

We hope to engage one or more well known sports personalities such as players, former players, broadcasters, or industry experts to promote ButtKicker Live! at sporting events, trade shows, on the air, online, in print and other promotional means and methods.

Potential ButtKicker Live! Market Size

           According to the National Cable & Telecommunications Association, as of September 2010, there were over 60 million cable TV subscribers in the United States and according to tvbythenumbers.com, there were over 31.5million satellite TV subscribers in the United States as of Q-1 2010.  The number of sports specific cable networks are increasing and their penetration is growing.  We believe that our ButtKicker brand products and planned ButtKicker Live! technology appeals to all home theater enthusiasts and sport fans, both at home and in sports arenas around the country.

Rights Holders’ and Broadcasters’ Economic Benefits

ButtKicker Live! broadcast events will involve more of the viewer’s senses and will literally put the viewer into the event.  We believe that as a result ButtKicker Live! enabled programming will attract more viewers for longer times which will result in increased advertising revenues for the content providers and content distributors.  Additional advertising revenue opportunities may be available for title and presenting sponsors.

If we can make ButtKicker Live! operational on a marketable scale, it is possible that we could generate not only one-time revenue from hardware sales but also recurring revenue based on a percentage of licensing, royalty and /or subscriber fees, and increased ratings and other metrics that demonstrate an increase of revenue to sports leagues and teams that own the licensing rights and networks that broadcast the content.

ButtKicker Live! Product Development

Our development for ButtKicker Live! currently focuses on three immediate-term and two short- to mid-term key initiatives.

Areas currently under development and/or, funding permitting, planned for future development are:

1.
In arena capture and transmission technology and methods using existing hardware and technology but put together in a unique manner to enable the capture, broadcast and reproduction of ButtKicker enabled effects in both the arena and broadcast.

2.
Miniaturized digital accelerometer technology that can be used on the players’/athletes’ bodies, on or in the field or ice and on the ball or puck.  We have successfully used the first generation of this system during the previously mentioned Arena Football League and National Hot Rod Assoc. tests.

3.
  Post production capabilities to be used with existing computer hardware and software to add ButtKicker effects to archival material that we believe will be able to be distributed any number of ways including internet, television and satellite broadcasting, DVD and Blu-ray.

Short- to mid-term product development is focusing on:

1.	Developing the broadcast/transmission system that will interface with existing audio and video broadcasts of live events, whether in standard television or HDTV.

2.
The addition of a digital key or encoding of the transmitted signal so that only the ButtKicker Kit or similar ButtKicker brand products can take advantage of any type of ButtKicker enabled event whether the event is broadcast live or taped delayed or post produced.  We have started working on this project, and, funding permitting, intend to significantly increase our efforts when more engineering and sourcing personnel resources are available to us.

Marketing

We use our sales to musicians and theaters to build brand awareness, demonstrate product credibility and create consumer demand.  More than 100 touring professionals around the world use ButtKicker low frequency audio transducers as part of their in-ear monitoring systems.

  We sell our products to both consumers as well as commercial users (home theater installers, professional audio installers, commercial venue designers and other companies who either design or install theaters.  Our products are used my many well known musicians, mainly drummers and bass players, who tour with or are part of well known music groups.  Our products have been installed in over 50 commercial venues around the world, such as cinema or movie theater auditoriums, special effect theaters, planetariums and the like.  Many of the musicians and installations have provided us quotes regarding their satisfaction with the Company’s products.  Additionally, consumers who have attended commercial venues outfitted with our products have posted publically available comments on websites favorably describing their experiences with the Company’s products.

Therefore we are able to point to these musicians and installations either specifically or in generalities in our marketing materials.  Our marketing materials are designed to bring an awareness of the Company’s products to potential consumers and commercial customers including an awareness that the Company’s products, and the “ButtKicker®” brand, are used worldwide.  Additionally, because the type of end users that do use our products (professional musicians and large commercial venues), we are able to help demonstrate product credibility by highlighting the fact that our products have been in service without failure and with satisfaction, in large numbers, for several years (and in some cases six years or more).

We believe that this combination of product and brand awareness along with demonstrated product credibility can create customer demand for a product that potential customers might otherwise not have been aware of.

We believe that ButtKicker Live! will  attract significant media attention, increasing brand awareness and accelerate consumer sales.

Major Entertainment and Theater Installations

There are numerous installations of ButtKicker brand transducers around the world.
Theaters equipped with ButtKicker brand products include but are not limited to:

1)	IMAX theater in Natick, MA
2)	IMAX theater in Reading, MA
3)	Mission Space, EPCOT Center, FL
4)	AMC Theatre Complex in Kansas City, MO
5)	Abraham Lincoln Presidential Library and Museum, Springfield, ILL
6)	National Mississippi River Museum and Aquarium, Port of Dubuque, Iowa
7)	Kennedy Space Center, Visitor’s Center
8)	National Cable and Telecommunications Association theater in Washington, D.C.
9)	Macao Science Center Planetarium
10)	CGV 4-D Theaters, Seoul, South Korea
11)	Expo 2010, Shanghai, PRC – USA and China Telecom Pavillions
12)	Krasnodar City Theater Complex, Krasnodar, Russia
13)	Typhoon Theater, Centosa Island, Singapore (slated to open 2011)
And more theaters and attractions worldwide.

Trade Shows and Associations

We exhibit at industry trade shows which generate worldwide media attention and facilitate the sales of ButtKicker products in key market segments.  We electronically collect the contact information of trade show attendees who visit our booth.  We use these contact lists for email, mail and outbound telemarketing sales efforts.

We typically attend and/or display at the following trade shows:

• Consumer Electronics Show (CES)
• Custom Electronic Design & Installation Association (CEDIA)
• National Association of Music Merchandisers (NAMM) focused on musicians and pro audio
• National Cable & Television Association (NCTA)

We anticipate exhibiting at more trade shows, such as the National Association of Broadcasters (NAB), as ButtKicker Live! continues to rollout.  Additionally, we expect to increase our international trade show presence.

Manufacturing

We outsource the manufacturing of our products; however, we do perform kitting and light assembly of several products in our Westerville facilities. The Company does not have any material contracts in place with its suppliers. We purchase products under agreed upon payment and supply terms that may change from time to time.

We are heavily dependent upon product purchased from three principal suppliers.  Our principal suppliers are Eminence Speaker, LLC (Eminence, KY);  Shenzhen Actiway Industrial Co. - Shenzhen Actiway Electronics Co.,Ltd. Factory (Shenzhen, China); and Sonavox Electronics SIP, Sonavox Canada Inc. (Suzhou, China and Markham, Ontario, Canada). These three suppliers accounted for almost all of Company product purchases in 2009 and approx. 97% of Company product purchases in 2010.  Purchases from Eminence were 42% and 41% respectively of our total product purchases in 2010 and 2009. Purchases from Actiway were 27% and 39% respectively of our total product purchases in 2010 and 2009. Purchases from Sonavox were 28% and 20% respectively of our total product purchases in 2010 and 2009. We expect these percentages of Company product purchases from these suppliers will remain approximately the same for 2011.

 Some of our products that are sourced in China are assembled by a manufacturing partner in the State of Kentucky.  Additionally, some low volume products are sourced locally in Central Ohio.  We are focused on reducing our cost of goods sold and sourcing all of our products as finished goods from China.

Warehousing and Fulfillment

Currently we warehouse and ship most of our products from our warehouse in Westerville, Ohio.  We also drop-ship products direct to Asia and Europe from our manufacturing partners in China without needing to first transport the products to the United States, which saves us time and transportation and handling costs.

If our sales increase, of which there can be no assurance, we intend to outsource much, if not all, of our logistics and distribution to third parties which is a very common model for the consumer electronics industry.

Competition

Although there are several competitors in the low frequency or tactile transducer market segment (described below), we believe that the ButtKicker is the leading brand due to its power, musical accuracy and longevity.  We are aware of the following other companies that sell competitive tactile products - Aura Sound (a division of Algo Technology), Clark Synthesis, D-Box Audio, Crowson, Earthquake, iBeam and Messina.

We are not aware of competing products, technologies or plans to introduce anything to the market that is similar to ButtKicker Live! Therefore, we believe we will benefit from numerous competitive advantages such as our established and growing ButtKicker brand awareness, installed home theater base, first-mover advantage and pending intellectual property protection in connection with the ButtKicker Live! technology.

Additional competitive advantages which we believe ButtKicker brand transducers have are:

Lower Range:	ButtKicker transducers have a greater low frequency range than most other device (5 – 200 Hertz (“Hz”)) and have a resonant frequency of 9Hz, well below the range of most of the competition.

Musical Accuracy:	ButtKicker transducers provide a more realistic listening experience possible. ButtKicker transducers have a smooth, musical response without resonant frequency peaks or hot spots.

Power:	ButtKicker transducers have the power to produce more aggressive sound reproduction, at a lower total cost and with more amazement which consumers are demanding.

Affordability:	One ButtKicker transducer can shake a heavy Nine-person couch and can replace several of the competitors’ units and typically cost one-half to one-fourth of the competitors’ prices.

Consumer Packaging:
ButtKicker brand products are designed for mass market consumer electronics distribution with the appropriate packaging, pricing and all-in-one kit ease of use that the average consumer requires in order to purchase and install.

Future Competition - Barriers to Entry

We believe the following items serve individually and collectively as significant barriers to entry to our competition and potential competition:

•	The strength and breadth of our patent on our underlying technology. The patent (described below) is issued in the United States, Europe and Canada;
•	The integrated branding strategy that has established and continues to reinforce the ButtKicker name;
•	Our ability to continue to reduce prices because of our relatively simple product design and low manufacturing costs; and
•	Our growing base of high profile installations and satisfied consumers.

Intellectual Property

We have a registered trademark for the name “ButtKicker” and the name “ButtKicker Live!”

In July 1998, Marvin Clamme filed a comprehensive patent for the Low Frequency Vibrator, ButtKicker technology. Subsequently, Mr. Clamme assigned to us all right title and interest to the patent in the United States and all foreign countries. In 1999, we were awarded a patent for the technology United States Patent Number 5,973,422. We have since secured patents in Europe and Canada.

In May 2009, we filed a provisional patent application for our ButtKicker Live! Technology which was assigned to us by our directors, Mr. Luden, Mr. Clamme and Mr. McCaw. On March 22, 2011, the United States Patent and Trademark Office issued such  patent to the Company under patent number 7,911,328.

In September 2010, Marvin Clamme filed a provisional patent application for a new type of low frequency transducer which was assigned to us by Mr. Clamme.  “Vibration Transducer and Actuator” Application No. 61,403,033, dated September 6, 2010. The application is pending.

Employees

We have eight full-time employees and one part-time employee as well as numerous individuals working for us in outsourced roles in manufacturing, sourcing and marketing as sales representatives.

Item 1A.  Risk Factors.

Guitammer is a smaller reporting company, and as such, is not required to provide information pursuant to this item.

Item 2.     Financial Information.

Cautionary Notice Regarding Forward Looking Statements

This Registration Statement contains a number of forward-looking statements that reflect management's current views and expectations with respect to our business, strategies, products, future results and events, and financial performance.  All statements made herein other than statements of historical fact, including statements that address operating performance, events or developments that management expects or anticipates will or may occur in the future, statements related to distributor channels, volume growth, revenues, profitability, new products, adequacy of funds from operations, statements expressing general optimism about future operating results and non-historical information, are forward looking statements.  In particular, the words "believe," "expect," "intend," "anticipate," "estimate," "may," "will," and variations of such words, and similar expressions identify forward-looking statements, but are not the exclusive means of identifying such statements and their absence does not mean that the statement is not forward-looking.  These forward-looking statements are subject to certain risks and uncertainties. Our actual results, performance or achievements could differ materially from historical results as well as those expressed in, anticipated or implied by these forward-looking statements.  We do not undertake any obligation to revise these forward-looking statements to reflect any future events or circumstances.

Readers should not place undue reliance on these forward-looking statements, which are based on management's current expectations and projections about future events, are not guarantees of future performance, are subject to risks, uncertainties and assumptions (including those described below) and apply only as of the date of this Registration Statement. Our actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements.  We undertake no obligation to publicly update or revise any forward-looking statements, whether because of new information, future events, or otherwise.

Summary of Financial Information

The following table sets forth selected historical consolidated financial data from our consolidated financial statements and should be read in conjunction with our consolidated financial statements including the related notes and Management’s Discussion and Analysis or Plan of Operation beginning below. All references below to per share and shares of Common Stock of the Company reflect the Reorganization.

	Three Month Ended March 31,		Year Ended December 31,
	2011	2010	2010	2009

Revenues	$699,266	$391,362	$1,319,434	$1,534,381
Gross Profit	$286,487	$192,864	$525,341	590,967
General and Administrative Expenses	$340,352	$326,197	$1,182,776	$1,072,015
Operating Loss	$(72,266)	$(158,725)	$(683,726)	$(677,881)
Net Loss	$(164,807)	$(197,260)	$(991,753)	$(1,136,716)
Net Loss Per Common Share, Basic & Diluted loss per share	$(0.003)	$(0.004)	$(0.02)	$(0.025)
Weighted Average Number of Common Shares	50,001,374	50,001,374	50,001,374	45,935,232

	Three Month Ended March 31,		Year Ended December 31,
	2011	2010	2010	2009

Current Assets	$296,322	$594,116	$379,094	$795,044
Total Assets	$417,791	$769,878	$509,962	$955,570
Total Liabilities	$4,501,621	$3,910,336	$4,428,985	$3,931,486
Total Stockholders’ Deficit	$(4,083,830)	$(3,140,458)	$(3,919,023)	$(2,975,916)

The following discussion of our financial condition and plan of operations should be read in conjunction with the consolidated financial statements and the notes to those statements included herein. This discussion includes forward-looking statements that involve risks and uncertainties. As a result of many factors set forth in this Registration Statement, our actual results may differ materially from those anticipated in these forward-looking statements. (See Financial Statements for Years Ended December 31, 2010 and 2009 beginning at Page F-1 herein.)

Management’s Discussion and Analysis or Plan of Operation

Overview

Prior to and since the Reorganization, all of our operations were and are now conducted by Guitammer-Ohio. Guitammer-Nevada is a holding company, has no operations of its own and is the parent of Guitammer-Ohio which is also sometimes referred to herein as the “Company,” “we” and “us.”

We are a manufacturer and marketer of low frequency transducers – similar to a subwoofer, under the brand name, “ButtKicker® (“ButtKicker”)”.  The ButtKicker enables the user to feel low frequency sound (or bass) in a realistic, powerful and exciting way.  However, unlike the overly loud, booming subwoofers most people are familiar with; the ButtKicker accurately shakes and vibrates the user without creating any sound.

We are focused on growing our business by developing new and improved products, significantly increasing our branding, marketing and selling efforts and using the ButtKicker Live!® (“ButtKicker Live!”) broadcast technology as an accelerant to increase demand and sales of our flagship home theater products to generate both hardware and recurring revenue streams.

Fiscal Year Ended December 31, 2010 Compared To Fiscal Year Ended December 31, 2009

Results of Operations

Revenue decreased $214,947, or 14%, to $1,319,434 for the fiscal year ended December 31, 2010, compared to revenue of $1,534,381 for the fiscal year ended December 31, 2009.  The decrease in revenue was primarily due to a shortage of cash to purchase inventory. During 2010 our inventory did increase, however, as of December 31, 2010 $177,688 of that inventory was in transit via ocean freight from one of our suppliers in China.  We were able to purchase this inventory as a result of the November 12, 2010 inventory financing agreement with the Walter J. Doyle Trust and the Julie E. Jacobs Trust, for an aggregate of $300,000.
This inventory was not received until January of 2011 and therefore the ensuing sales and revenue from this inventory could not be booked in 2010 but in 2011. Therefore, even though for accounting purposes the inventory increased in 2010, the sales of this product did not occur until 2011.

Cost of goods sold decreased $149,321, or 15.8%, to $794,093 for the fiscal year ended December 31, 2010, compared to cost of goods sold of $943,414 for the fiscal year ended December 31, 2009.  The 15.8% decrease in cost of goods sold corresponds closely to the 14.0% decrease in revenue.   The 1.8% difference between the drop in Cost of Goods Sold compared to Revenue is the result of an increase in on-line sales which provide a higher profit margin.

	2010	2009	Difference	Percent
Total Revenue	$1,319,434	$1,534,381	$(214,947)	(14.0%)
Cost of Goods Sold	$794,093	$943,414	$(149,321)	(15.8%)

Gross profit decreased by $65,626 to $525,341 for the fiscal year ended December 31, 2010, compared to gross profit of $590,967 for the fiscal year ended December 31, 2009.  The decrease in gross profit was primarily due to the decrease in sales.

Our gross margin was 40% for the fiscal year ended December 31, 2010, as compared to 39% for the fiscal year ended December 31, 2009.

General and administrative expenses increased $110,761, or 10.3%, to $1,182,776 for the fiscal year ended December 31, 2010, compared to general and administrative expenses of $1,072,015 for the fiscal year ended December 31, 2009. The $110,761 increase resulted primarily from an increase in professional fees of $84,579 and  an increase in trade show expense of $20,665.

Professional fees increased $84,579 to $124,826 for the fiscal year ended December 31, 2010, compared to $40,247 for the fiscal year ended December 31, 2009.  The increase in professional fees was primarily due to consulting fees associated with raising capital.

Research and development expenses decreased to $26,291 for the fiscal year ended December 31, 2010, compared to $196,833 for the fiscal year ended December 31, 2009. The decrease was due primarily to the Company’s lack of funds available for R&D.

Loss from operations was $683,726 for the fiscal year ended December 31, 2010, compared to loss from operations of $677,881 for the fiscal year ended December 31, 2009.

Interest expense decreased $152,303, or 33%, to $309,261 for the fiscal year ended December 31, 2010, compared to interest expense of $461,564 for the fiscal year ended December 31, 2009.  The decrease was due primarily to a $242,564 charge to interest in 2009 made to reflect the cost of stock issued as a condition of loans secured in 2009.  The decrease was partially offset by an overall increase in interest paid due to an overall increase in debt during 2010.

We had net loss of $991,753 (or basic and diluted net loss per share of $0.02) for the fiscal year ended December 31, 2010, compared to net loss of $1,136,716 (or basic and diluted net loss per share of $0.025) for the fiscal year ended December 31, 2009.  The decrease in net loss was primarily attributable to the decrease in research and development expense, and in interest expense.

Liquidity and Capital Resources

Total current assets were $379,094 as of December 31, 2010, consisting of cash and cash equivalents of $65,922, net accounts receivable of $31,200, inventory of $279,899 and other current assets of $2,073.  Total current assets were $795,044 as of December 31, 2009, consisting of cash and cash equivalents of $28,071, restricted cash of $383,777, net accounts receivable of $121,460, inventory of $258,621 and other current assets of $3,115.

Total current liabilities were $3,904,151 as of December 31, 2010, consisting of accounts payable and accrued expenses of $1,133,690, current maturities of long-term debt of $2,598,654 and other current liabilities of $171,807.  Total current liabilities were $3,122,650 as of December 31, 2009, consisting of accounts payable and accrued expenses of $860,650, current maturities of long-term debt of $2,071,476 and other current liabilities of $190,524.

As of December 31, 2010 and December 31, 2009, we had a working capital deficit of $3,525,057 and 2,327,606, respectively.  The ratio of current assets to current liabilities was 10% and 25% as of December 31, 2010 and December 31, 2009, respectively.

 The Company generates cash from gross profits from sales of product in excess of cost of the product and from financing, which has primarily been secured from individuals.

 As evidenced by the March 31, 2011 first quarter financials, current trends for cash generated from gross profits from product sales have increased, but still not enough to exceed our monthly cash deficit.  To the end the Company is successful in increasing its sales and maintaining its gross margin percentages,  we will narrow our monthly cash deficits. However, the Company will still need to secure additional capital to meet inventory and debt obligations.

Historically, the Company has relied upon two or three key individuals who are existing shareholders and senior creditors to meet cash shortfalls.  We are currently engaged in discussions with these individuals to secure additional short to intermediate financing to meet these obligations. While the Company has been successful in the past securing additional financing through these means there can be no certainty that we will be able to continue to raise needed capital from these sources.

Cash Flows during the Fiscal Year Ended December 31, 2010

During the fiscal year ended December 31, 2010 we had a net increase in cash and cash equivalents of $37,851 consisting of net cash used in investing activities of $9,192, net cash used by operating activities of $193,965 and net cash provided by financing activities of $241,008.

Net cash used by operating activities was $193,965 for the fiscal year ended December 31, 2010, consisting of an increase in: inventory of $21,278, accounts payable and accrued expenses of $273,040 and decreases in: restricted cash of $383,777, accounts receivable of $82,269 prepaid expenses of $1,042 and deferred revenue of $16,549.   These changes were reduced by net loss of $991,753which had adjustments for Depreciation, amortization of $38,850, stock-based compensation of $48,646 and provision for credit losses of $7,991

Net cash used in investing activities was $9,192 for the fiscal year ended December 31, 2010, consisting of the purchase of property and equipment and intangible assets.

Net cash provided by financing activities was $241,008 for the fiscal year ended December 31, 2010, consisting of net proceeds from long-term liabilities of $244,020, a decrease in the line of credit of $6, and payment of capital lease obligation of $3,006.

During fiscal year 2010 the Company had an average monthly cash deficit of approximately $76,000 of which approximately $47,000   was due to debt service.  We expect to need approximately $3,500,000 in the next year for debt service including the repayment of short term or current loans due in 2011. Of that amount, $229,245 may be converted into Common Stock; and we are in active discussions with our lenders to convert an additional $1,375,000 of debt into Common Stock. There can be no assurance that any such debt will be converted into Common Stock.

Three Months Ended March 31, 2011 Compared To Three Months Ended March 31, 2010

All references below to per share and shares of Common Stock of the Company reflect the Reorganization.

Results of Operations

Revenue increased $307,904 or 79%, to $699,266 for the three months ended March 31, 2011, compared to revenue of $391,362 for the three months ended March 31, 2010. The increase in revenue was primarily due to increased demand for ButtKicker brand products.

 Sales for the 3 months ended March 31, 2011 compared to the three months ended March 31, 2010 were as follows:

	Three months ended March 31,
	2011	2010

Home Theater Products	$423,962	$279,256
Gamers	$152,868	$37,673
Other products	$122,436	$74,433
Total Revenue	$699,266	$391,362

Cost of goods sold increased $214,281,  approximately 108%, to $412,779, for the three months ended March 31, 2011, compared to cost of goods sold of $198,498 for the three months ended March 31, 2010.   The increase in cost was greater than the increase in revenue due primarily to the product mix of products sold.   Our product called “The Gamer” has a low profit margin and sales increased 320%  in the three months ended March 31, 2011 compared to the three months ended March 31, 2010.

Gross profit increased by $93,623 or 47% to $286,487 for the three months ended March 31, 2011, compared to gross profit of $192,864 for the three months ended March 31, 2010.   The increase in gross profit was less than the increase in sales due to the increase in cost of goods sold being as explained above.

Our gross margin was 41% for the three months ended March 31, 2011, as compared to 49% for the three months ended March 31, 2010.   The decrease was due primarily to an increase in the sales of our Gamer product which is a lower cost, lower margin item.

General and administrative expenses increased $14,335, or 4%, to $340,532 for the three months ended March 31, 2011, compared to general and administrative expenses of $326,197 for the three months ended March 31, 2010. The increase in general and administrative expenses was due to increased professional fees. Professional fees increased $45,519 to $59,019 for the three months ended March 31, 2011, compared to $13,500 for the three months ended March 31, 2010. The increase in professional fees was primarily due to audit fees associated with the December 31, 2010 annual financial audit.

Research and development expenses decreased $7,171 to $18,221 for the three months ended March 31, 2011, compared to $25,392 for the three months ended March 31, 2010.

Loss from operations was $72,266 for the three months ended March 31, 2011, compared to loss from operations of $158,725 for the three months ended March 31, 2010, a decrease of $86,459 or 54%.   The decrease was caused by an increase in revenue and gross profit offset partially by the increase in professional fees.

Interest expense increased $58,592 or 153%, to $92,588 for the three months ended March 31, 2011, compared to interest expense of $38,996 for the three months ended March 31, 2010. The increase was due primarily to an overall increase in debt during the year ended December 31, 2010.

We had net loss of $164,807 (or basic and diluted net loss per share of $0.003) for the three months ended March 31, 2011, compared to net loss of $197,260 (or basic and diluted net loss per share of $0.004) for the three months ended March 31, 2010. The decrease in net loss was primarily attributable to the increase in revenue and gross profit partially offset by the increase in interest expense and professional fees.

Liquidity and Capital Resources

Total current assets were $296,322 as of March 31, 2011, consisting of cash and cash equivalents of $85,256, net accounts receivable of $58,385, inventory of $110,849 and other current assets of $41,832. Total current assets were $379,094 as of December 31, 2010, consisting of cash and cash equivalents of $65,922, net accounts receivable of $31,200, inventory of $279,899 and other current assets of $2,073.

Total current liabilities were $4,054,825 as of March 31, 2011, consisting of accounts payable and accrued expenses of $1,172,081, current maturities of long-term debt of $2,712,482 and other current liabilities of $170,262. Total current liabilities were $3,904,151 as of December 31, 2010, consisting of accounts payable and accrued expenses of $1,133,690, current maturities of long-term debt of $2,598,654 and other current liabilities of $171,807.

As of March 31, 2011 and December 31, 2010, we had a working capital deficit of $3,758,503 and $3,525,057, respectively. The ratio of current assets to current liabilities was 8% and 10% as of March 31, 2011 and December 31, 2010, respectively.

Cash Flows during the Three Months Ended March 31, 2011

During the three months ended March 31, 2011 we had a net increase in cash and cash equivalents of $19,334 consisting of net cash used by operating activities of $15,941 and net cash provided by financing activities of $35,275.

Net cash used by operating activities was $15,941 for the three months ended March 31, 2011, consisting of an increase in: accounts receivable of $27,185, prepaid expenses and other current assets of $39,759 accounts payable and accrued expenses of $38,391 and decreases in: inventory of $169,050, and deferred revenue of $1,030.  These changes were reduced by net loss of $164,807 which had adjustments for Depreciation and amortization of $9,399.

Net cash provided by financing activities was $35,275 for the three months ended March 31, 2011, consisting of net proceeds from long-term liabilities of $35,790, and payment of capital lease obligation of $515.

Net cash provided by financing activities was $35,275 for the three months ended March 31, 2011, consisting of net proceeds from long-term liabilities of $35,790, and payment of capital lease obligation of $515.

The Company also expects to need $381,000 within the next six months and $752,000 more within the next year to purchase inventory for a total of approximately $1,133,000 cash needed to purchase inventory.

As previously disclosed under Cash Flows during the Fiscal Year Ended December 31, 2010, we anticipate needing $3,500,000 in the next 12 months for debt service, before conversion of any debt into shares of our Common Stock. However, assuming conversion of $1,604,245 in debt into Common Stock of the Company, of which there is no assurance (see next paragraph below)we estimate that for the next 12 months we will need only$1,895,755 for debt service, $1,133,000 for inventory purchases and $351,240 to cover our cash burn (non-debt service portion only and assuming sales do not increase enough to cover the non-debt cash shortfall) a total of approximately $3,380,000. Refer to the Q1 FY2011 Statement of Cash Flows where the Company’s monthly burn rate net of interest expense and depreciation is $20,940.  Net of interest expense is used because the “Debt Service” of $1,895,755 includes interest expense.  Monthly burn rate is estimated higher than the Q1 burn rate to provide a margin. We also will need cash for increased sales and marketing expenses, notably increasing advertising and marketing expenditures and to hire one or more sales people.

Based on ongoing discussions, we anticipate three note holders of convertible debt will convert their respective loans in the aggregate amount of $229,245. Additionally we are in discussions with two lenders, Gerald Jacobs (who represents the Julie E. Jacobs Trust and Standard Energy loans) and Walter Doyle (who represents the loans made by Walter Doyle, the Walter Doyle Trust and Forest Capital) to convert or stand still on debt in the amounts of $1,375,000. Gerald  Jacobs and Walter Doyle are large shareholders of the Company and have each individually and collectively financed much of the Company’s activities in the past three years with multiple inventory and financing loans, as disclosed herein. The amount of debt service left after subtracting the said $229,245 and $1,375,000 from $3,500,000 leaves a total of $1,895,755 in debt service.  No one of these debt holders has committed to convert into Common Stock his or its loans to the Company. There is no assurance that any one of these debt holders will do so.

We are seeking to raise $5 million in equity to implement our business plan and meet our capital needs for the next 12 months, particularly regarding the expansion of sales and marketing efforts, inventory financing, debt repayment and general working capital. Our plan to raise this equity is: to become a public reporting entity, trade on the OTC BB to provide liquidity for new and existing investors in the Company, possibly making an investment in the Company more attractive; offer a private placement memorandum to qualified accredited investors and institutional funding sources.  The Company has filed this Form 10 with the SEC and has a verbal commitment from Finance 500 of Irvine, CA, to file a Form 15(c)-211 with FINRA on behalf of the Company and to be a market maker for the Company’s Common Stock.  Additionally the Company is in the process of selecting an investment banker(s) to lead our efforts to secure either individual or institutional funding. We have interviewed three different investment bankers and hope to have a lead banker identified and selected no later than July 15, 2011.  Our private placement memorandum has been completed and we have begun discussions with accredited investors at that time. We have identified several interested individuals but there can be no assurance these individuals will invest in the Company or that the Company will be able to raise any capital from the sale of its Common Stock to investors.

The Company believes that the receipt of private placement equity will enable it to increase sales by providing the company with the ability to purchase adequate inventory to meet increased sales demand.  The company intends to significantly increase its budgets for advertising and marketing to consumers who have shown an interest in purchasing the company’s products or similar products, and increasing its advertising and marketing expense with key resellers and partners such as large online resellers and international distributors.  The Company also intends to hire one or more sales people to sell the Company’s products to key markets including the home theater, commercial cinema and international markets.

We believe the combination of increased advertising and marketing spending combined with more sales people can increase demand for our products and allow the Company to have an adequate staff to secure more sales channels and partners to meet that demand.

The Company references its Financial Statements, Note 1, “Advertising” where total advertising and marketing expenses for 2010 decreased to $12,290 from the amount spent in 2009, which was $50,981 as an example of where the Company intends to increase its spending.

    At this time, we have not secured or identified any definitive source of additional financing.  We do not have any commitments or other identified sources of additional capital from third parties or from our officers or directors or any of our shareholders to supplement our operations or provide us with financing in the future.  There can be no assurance that additional capital will be available to us, or that, if available, it will be on terms satisfactory to us.  If we are unable to increase revenues from operations, to raise additional capital from conventional sources and/or additional sales of stock in the future, we may be forced to curtail or cease our operations.

Contractual Obligations

In October 2002, Richard B. Luden, the father of our CEO and President, loaned the Company $82,000, which amount is unsecured, does not accrue interest, remains outstanding and is payable upon the sale of the Company or at such time as the board of directors deems advisable. As of April 30, 2011, the balance due on this loan was $82,000 (See Richard B. Luden Note, Exhibit 10.1, filed herewith and incorporated herein by reference.)

Walter J. Doyle, a significant shareholder and director of the Company loaned us $150,000 in May 2005.  The loan bears interest at the rate of 12% per annum, is unsecured and payable by way of 48 monthly payments, with a maturity date of June 30, 2012. As of April 30, 2011, the balance due on this loan was $118,867 In connection with this loan, we granted Mr. Doyle options to purchase shares of Guitammer-Ohio which because of the Reorganization have been converted into options to purchase an aggregate of 1,937,893 shares of our Common Stock at an exercise price of $0.02 per share. As a part of the November 12, 2010 inventory financing agreement, Walter J. Doyle Trust transferred stock options to the Julie Jacobs Trust that were previously owned by Walter J. Doyle as a part of the $150,000 May 2005 loan and the $50,000 June 2005 loan Walter J. Doyle made to the Company. Because of the Reorganization, the options transferred were to purchase a total of 2,583,857 shares of our Common Stock.
 (See Note Purchase Agreement, First Amendment to Note Purchase Agreement, Walter J. Doyle Notes, Exhibits 10.2, 10.3,10.4 and 10.4A filed herewith and incorporated herein by reference.)

Eric Roy, a shareholder of the Company loaned us $100,000 in May 2005.  The loan bears interest at the rate of 12% per annum, is unsecured and payable by way of 48 monthly payments, with a maturity date of June 30, 2012. The balance of the loan as of April 30, 2011 was $79,245. In connection with this loan, we granted Mr. Roy options to purchase shares of Guitammer-Ohio which because of the Reorganization have been converted into options to purchase an aggregate of 1,291,928 shares of our Common Stock at an exercise price of $0.02 per share. On March 28, 2011, the Company and Mr. Roy again amended their Agreement to provide that Mr. Roy may convert the principal of and accrued interest on his loan into 1,700,000 (post- Reorganization) shares of our Common Stock; provided however, if Mr. Roy elects to convert his loan into said Company shares, he will forfeit options to purchase 511,778 (post- Reorganization) shares. (See Note Purchase Agreement, First Amendment to Note Purchase Agreement, Second Amendment to Eric Roy Loan and Eric Roy Note, Exhibits 10.2, 10.3 ,10.5, 10.5A,10.5B, 10.5C ,10.5D and 10.5E filed herewith and incorporated herein by reference.)

On May 13, 2005 John O. Huston loaned us $50,000. The loan bears interest at the rate of 12% per annum, is unsecured and payable by way of 48 monthly payments, with a maturity date of June 30, 2012. As of April 30, 2011, the balance due on this loan was $39,622. In connection with this loan, we granted Mr. Huston options to purchase shares of Guitammer-Ohio which because of the Reorganization have been converted into options to purchase an aggregate of 645,964 shares of our Common Stock at an exercise price of $0.02 per share.  (See Note Purchase Agreement, First Amendment to Note Purchase Agreement and John O. Huston Note, Exhibits 10.2, 10.3 , 10.6, 10.6A, 10.6B, 10.6C and 10.6D, filed herewith and incorporated herein by reference.)

 In June 2005 Walter J. Doyle loaned us $50,000. The loan bears interest at the rate of 12% per annum, is unsecured and payable by way of 48 monthly payments, with a maturity date of June 30, 2012. As of April 30, 2011, the balance due on this loan was $39,622  In connection with this loan, we granted Mr. Doyle options to purchase shares of Guitammer-Ohio which because of the Reorganization have been converted into options to purchase an aggregate of 645,964 shares of our Common Stock at an exercise price of $0.02 per share. As a part of the November 12, 2010 inventory financing agreement, Walter J. Doyle Trust transferred stock options to the Julie Jacobs Trust that were previously owned by Walter J. Doyle as a part of the $150,000 May 2005 loan and the $50,000 June 2005 loan Walter J. Doyle made to the Company. Because of the Reorganization, the options transferred were to purchase a total of 2,583,857 shares of our Common Stock. (See Note Purchase Agreement, First Amendment to Note Purchase Agreement and Walter J. Doyle Note, Exhibits 10.7, 10.8, 10.9 and 10.9A, filed herewith and incorporated herein by reference.)

In June 2005 Andrea Lerner Levenson loaned us $50,000. The loan bears interest at the rate of 12% per annum, is unsecured and payable by way of 48 monthly payments, with a maturity date of June 30, 2012. As of April 30, 2011, the balance due on this loan was $39,622.  In connection with this loan, we granted Ms. Levenson options to purchase shares of Guitammer-Ohio which because of the Reorganization have been converted into options to purchase an aggregate of 645,964 shares of our Common Stock at an exercise price of $0.02 per share.  (See Note Purchase Agreement, First Amendment to Note Purchase Agreement and Andrea Lerner Levenson Note, Exhibits 10.7, 10.8,  10.10, 10.10A, 10.10B, 10.10C and 10.10D filed herewith and incorporated herein by reference.)

In June 2005 Gus Van Sant loaned us $50,000. The loan bears interest at the rate of 12% per annum, is unsecured and payable by way of 48 monthly payments, with a maturity date of June 30, 2012. As of April 30, 2011, the balance due on this loan was $39,622  In connection with this loan, we granted Mr. Van Sant options to purchase shares of Guitammer-Ohio which because of the Reorganization have been converted into options to purchase an aggregate of  645,964 shares of our Common Stock at an exercise price of $0.02 per share. (See Note Purchase Agreement, First Amendment to Note Purchase Agreement and Gust Van Sant Note, Exhibits 10.7, 10.8, 10.11, 10.11A,10.11B, 10.11C and 10.11D filed herewith and incorporated herein by reference.)

In July 2005 Opal Private Equity Fund, LP loaned us $100,000. The loan bears interest at the rate of 12% per annum, is unsecured and payable by way of 48 monthly payments, with a maturity date of June 30, 2012. As of April 30, 2011, the balance due on this loan was $75,000  In connection with this loan, we granted Opal Private Equity Fund warrants to purchase shares of Guitammer-Ohio which because of the Reorganization have been converted into options to purchase an aggregate of 1,291,928 shares of our Common Stock at an exercise price of $0.02 per share.  (See Note Purchase Agreement, First Amendment to Note Purchase Agreement and Opal Private Equity Fund, Inc. $100,000 Note, Exhibits 10.12, 10.12A, 10.12B, 10.12C, 10.12D, 10.13 and 10.14, filed herewith and incorporated herein by reference.)

In July of 2009, we entered into a Working Capital Loan and Consulting Agreement (the “Working Capital Loan”), with Forest Capital, LLC (“Forest”), which is controlled by Walter J. Doyle, a Director of the Company.  Pursuant to the Working Capital Loan, Forest loaned us an aggregate of $250,000, which amount bears interest at the rate of 10% per annum.  The principal amount of the loan was initially payable by us upon the earlier to occur of (a) the completion of a significant funding transaction or (b) December 31, 2009, provided that the Company could extend the loan to December 31, 2010, provided that we pay all of the accrued interest then due on the loan by December 31, 2009, and that we agree to increase the interest rate of the Working Capital Loan to 20% per annum, compounded monthly and payable quarterly. The Working Capital Loan was so extended and is now due on demand. As of April 30, 2011, the balance due on this loan was $250,000   In consideration for Forest agreeing to the Working Capital Loan, we agreed to issue and in January 2010 issued to Forest 85.3 shares of Guitammer-Ohio which because of the Reorganization have been converted into an aggregate of 2,661, 871 shares of the Company’s common stock and granted 10-year options to purchase shares of Guitammer-Ohio which because of the Reorganization have been converted into options to purchase 655,326 shares of the Company’s Common Stock at an exercise price of $0.02 per share. Also,  the Company’s directors, including Mr. Luden, Mr. McCaw and Mr. Clamme agreed to transfer and have each transferred to Forest options to purchase shares of Guitammer-Ohio which because of the Reorganization have been converted into options to purchase  2,014,972 shares of the Company’s Common Stock (a total of  6,044,914 shares) at an exercise price of $0.02 per share. Also, the Company agreed to provide Forest the right to appoint one member of the board of directors of the Company, which member is Mr. Doyle. (See Working Capital Loan and Consulting Agreement, Exhibit 10.15and 10.15A, filed herewith and incorporated herein by reference.)

In May 2003, we borrowed $800,000 at 8% interest per annum from Thelma Gault (the “Gault Loan”) (a shareholder of the Company and owner of Eminence Speaker LLC, a manufacturing partner of the Company).  The Gault Loan included a security interest over substantially all of our assets, and required that we needed Ms. Gault’s prior approval before incurring any additional debt.  In connection with the Gault Loan, we granted Ms. Gault options to purchase shares of Guitammer-Ohio which because of the Reorganization have been converted into options to purchase an aggregate of 3,276,630 shares of our Common Stock.  All of the options have an exercise price of $0.02 per share and have vested.  The Gault Loan was originally due May 6, 2008.

The Gault Loan was amended in January 2008 to increase the interest rate to 10% per annum (beginning on May 6, 2008), provide for 72 monthly payments to be made on the loan starting in June 2008, to extend the due date of the loan until June 1, 2014, and to provide that in the event the Company obtains financing of over $4,000,000, the Company shall use commercially reasonable efforts to negotiate to use a portion of the funding to repay the Gault Note and that the Company shall use its commercially reasonable efforts to make yearly prepayments on the loan in an amount equal to 7.5% of the Company’s available cash on hand as of the end of the immediately preceding year.  The amendment to the Gault Loan also added certain events of default under the loan including if Mark Luden is no longer active in the day-to-day operations of the Company, absent the written approval of a replacement by Ms. Gault.

On April 25, 2008 Ms. Gault signed an Intercreditor Agreement with the Director of Development of the State of Ohio, also a creditor of the Company, in which she agreed to share, pari passu, with the Director her security interest in the assets of the Company securing the Gault Loan.

  In February 2009, the Gault Loan was amended again to subordinate the repayment of the loan to the repayment of the Credit Agreement described below. In November 2010, the Gault Loan was amended once again to subordinate the repayment of the loan to the repayment of the Julie E. Jacobs Trust’s and the Standard Energy Company’s loans  described below.   The outstanding balance on the Gault Loan as of April 30, 2011 was approximately $584,352.  (See Thelma Gault Loan Agreement and Amendments, Note and Subordination Agreement, Exhibits 10.16, 10.17, 10.18, 10.19, 10.20,  10.21 and 10.25A, filed herewith and incorporated herein by reference.)

On March 9, 2009, we entered into a Credit Facilitation Agreement (the “Credit Agreement”) with Walter J. Doyle, as Trustee of the Walter J. Doyle Trust dated February 5, 1992, and Francine I. Jacobs, Trustee of the Revocable Trust created by Julie E. Jacobs under Agreement dated November 25, 2009 (collectively “Doyle and Jacobs”), both of whom were investors in the Company.  Pursuant to the Credit Agreement, Doyle and Jacobs each agreed to guarantee a Merrill Lynch line of credit loan to the Company of $200,000 ($400,000 total), which loans carry a variable interest rate tied to the LIBOR rate.  The amount loaned pursuant to the Credit Agreement was to be used to acquire inventory and finance accounts receivable.  The loans are secured by a first priority security interest and lien on all of Guitammer property and assets. We agreed to pay Doyle and Jacobs an annual fee of 4% of the outstanding amount of the Credit Agreement, to sell to each of Doyle and Jacobs an aggregate of 20% of the then outstanding shares of  Guitammer-Ohio for $1.00 per share, or 292 shares  of Guitammer-Ohio each which because of the Reorganization have been converted into 9,112,152 shares of our Common Stock, an aggregate of 18,224,304 shares , and pay the legal fees associated with the Credit Agreement. (See Credit Agreement, Exhibit 10.21, 10.21A, 10.21B and 10.21C, filed herewith and incorporated herein by reference.)

Additionally, in connection with the Credit Agreement, we agreed to grant to certain of our key employees, directors and officers options to purchase shares of Guitammer-Ohio which because of the Reorganization have been converted into options to purchase shares of our Common Stock, as follows:

•	Ken McCaw – Options to purchase 3,744,720 shares of Common Stock;
•	Marvin Clamme – Options to purchase 3,744,720 shares of Common Stock; and
•	Mark Luden – Options to purchase 4,992,960 shares of Common Stock.

All of the options have an exercise price of $0.02 per share and have vested.

The Credit Agreement is due and payable on demand.  The balance of the Credit Agreement as of April 30, 2011, was $398,249.

On January 14, 2008, we were approved for a $1,083,951 “Ohio Innovation Loan” from the State of Ohio to fund the development of new and enhanced products for our on-going core business, as well as to fund the early stage development of two specific projects: (1) Car Audio sales to OEM’s (Original Equipment Manufacturers such as Ford and Toyota) and (2) ButtKicker Live!  In November 2010, we obtained consent from the State of Ohio to allow us to conduct a public offering of up to $4,000,000, if such offering occurs prior to December 1, 2011.  Subject to certain requirements of the loan documents, the loan is due and payable on April 25, 2014.  This loan is secured by a security interest over substantially all of our assets, but as described above, is shared pari passu with the collateral security of the Gault Loan. In November 2010, the Ohio Innovation Loan was amended to subordinate the repayment of the loan to the repayment of the Julie E. Jacobs Trust’s, and the Standard Energy Company’s loans  described below.  The balance of the loan as of December 31, 2010 was approximately $703,656. Beginning January 2011 for six months the Company pays interest only at the rate of 8% per annum on the amount of the outstanding loan.  Beginning August 2011, the Company will pay interest and principal in equal installments for thirty-six months at a rate of 8% per annum. (See Ohio Innovation Loan, Security Agreement, Modification Agreement and Subordination Agreement, Exhibits 10.22, 10.22A, 10.23, 10.24, 10.24A 10.24B, 10.25, 10.25A and 10.25B, filed herewith and incorporated herein by reference.)

On April 7, 2010 the Julie E. Jacobs Trust (“Jacobs Trust”) loaned us $100,000. The loan was due on June 7, 2010 but has not been paid. The Note now bears interest at the rate of 30% per annum and is payable on demand.  As additional consideration for the loan, the Company agreed to issue to the Jacobs Trust Warrants to purchase 125,003 shares of our Common Stock post Reorganization at $0.005 per share at the time of a Company IPO. As of April 30, 2011, the balance due on this loan was $100,000 (See Jacobs Trust Loan Agreement and Amendment thereto, Exhibits 10.26 and 10.27, filed herewith and incorporated herein by reference.)

On July 11, 2010 Joseph Albert loaned us $100,000. The loan was renewed and is now due July 11, 2011. The Note bears interest at the rate of 7% per annum. As of April 30, 2011, the balance due on this loan was $100,000. The entire amount of outstanding principal and accrued interest on this Note  is convertible at any time at the option of the Holder and shall automatically convert into shares of the Company’s Common Stock at the close of the Company’s next equity financing, whether in a single transaction or a series of related transactions, yielding gross proceeds to the Company of at least $1,000,000 in the aggregate (the "Next Equity Financing"). The number of shares of Common Stock (post- Reorganization) to be issued upon such conversion shall be equal to the quotient obtained by dividing (i) the entire principal amount of this Note plus accrued interest by (ii) a $0.25 price per share of the Common Stock, rounded to the nearest 'whole share. If automatically converted, the issuance of such shares upon such conversion shall be upon the terms and subject to the conditions applicable to the Next Equity Financing. As additional consideration for the loan and extension of its maturity date, the Company issued to Mr. Albert Warrants to purchase shares of Guitammer-Ohio which because of the Reorganization have been converted into Warrants to purchase an aggregate of 150,000 shares of our Common Stock at $0.25 per share. (See Joseph Albert $100,000 Convertible Promissory Note, Note Extension Agreement and Common Stock Purchase Warrants, Exhibits 10.28, 10.29, 10.30 and 10.30A, filed herewith and incorporated herein by reference.)

On October 5, 2010 the Standard Energy Company loaned us $100,000. Standard Energy Company is controlled by Gerald Jacobs, a substantial shareholder of the Company. The loan bears interest at the rate of 10% per annum, is unsecured and payable September 30, 2011. As of April 30, 2011, the balance due on this loan was $100,000.The entire amount of outstanding principal and accrued interest on this Note shall  automatically be payable at the close of the Company’s next equity financing, whether in a single transaction or a series of related transactions, yielding gross proceeds to the Company of at least $500,000 in the aggregate (the "Next Equity Financing").  As additional consideration for the loan, the Company agreed to issue to Standard Energy Company Warrants to purchase 125,003 shares of our Common Stock (post Reorganization) at $0.005 per share at any time after a Company’s IPO until the second anniversary of the IPO. (See Standard Energy Company Loan Agreement, Exhibit 10.31, filed herewith and incorporated herein by reference.)

On October 5, 2010 the Company issued its Promissory Note payable to Walter J. Doyle Trust in the amount of $25,000 to evidence a loan made to the Company that date.  The note bears interest at the rate of 10% per annum and is due September 30, 2011.  As of April 30, 2011, the balance due on this loan was $25,000. As additional consideration for the loan, the Company agreed to issue to the Walter J. Doyle Trust Warrants to purchase 31,251 shares of our Common Stock (post- Reorganization) at $0.005 per share at any time after a Company’s IPO until the second anniversary of the IPO. (See Doyle $25,000 Promissory Note, Exhibit 10.32 and 10.32A filed herewith and incorporated herein by reference.)

On November 12, 2010 the Company arranged an inventory financing agreement with the Walter J. Doyle Trust and the Julie E. Jacobs Trust, for an aggregate of $300,000 and a monthly interest rate of 2%.  The loan is evidenced by two-$150,000 promissory notes payable to the lenders (one of which is the Standard Energy Company) and secured by a first lien on all of the assets of the Company. The notes are due on October  14, 2011. As of April 30, 2011, the balance due on these two loans was an aggregate of $299,386.   As additional consideration for the loans,  the Company agreed to grant each lender options to purchase 187,505 shares of our Common Stock (post Reorganization) at $0.005 per share should the Company complete an IPO.  The options are valid for 3 years after the IPO has been completed. As a part of this inventory financing agreement, Walter J. Doyle Trust transferred stock options to the Julie Jacobs Trust that were previously owned by Walter J. Doyle as a part of the $150,000  May 2005 loan and the $50,000  June 2005 loan Walter J. Doyle made to the Company. Because of the Reorganization, the options transferred were to purchase a total of 2,583,857 shares of our Common Stock. (See the Inventory Financing Agreement, the Walter J. Doyle Trust $150,000 Note. and the Standard Energy Company $150,000 Note, Exhibits 10.33,10.33A 10.34, and 10.35 filed herewith and incorporated herein by reference.)

On February 2, 2011, the Company issued its 7% Unsecured Convertible Promissory Note in the principal amount of $50,000 payable to John Robison to replace a similar note evidencing a loan of $50,000 to the Company that was due February 2, 2010. The new Note is due August 2, 2011. As of April 30, 2011, the balance due on this loan was $50,000. The entire amount of outstanding principal and accrued interest on this Note shall be convertible at any time at the option of the Holder and shall automatically convert into shares of the Company’s Common Stock at the close of the Company’s next equity financing, whether in a single transaction or a series of related transactions, yielding gross proceeds to the Company of at least $1,000,000 in the aggregate (the "Next Equity Financing"). The number of shares of Common Stock (post Reorganization) to be issued upon such conversion shall be equal to the quotient obtained by dividing (i) the entire principal amount of this Note plus accrued interest by (ii) a $0.25 price per share of the Common Stock, rounded to the nearest 'whole share. If automatically converted, the issuance of such shares upon such conversion shall be upon the terms and subject to the conditions applicable to the Next Equity Financing. As additional consideration for the loan and extension of its maturity date, the Company issued to Mr. Robison Warrants dated the July 10, 2010 (the date of the original Note) to purchase a total of 75,000 shares of Common Stock (post Reorganization) at $0.25 per share (See Robison Note Extension Agreement, $50,000 Convertible Note and Common Stock Purchase Warrants, Exhibits 10.36, 10.36A 10.37 and 10.38, filed herewith and incorporated herein by reference.)

On February 24, 2011, the Company issued its non-interest unsecured Promissory Note in the principal amount of $35,000 payable to Carl Generes for legal services. The Note is due and payable February 23, 2012. As of April 30, 2011, the balance due on this loan was $35,000.  Carl Generes may convert the Note at any time after January 24, 2012 upon 30-days prior written notice to the Company, in whole or in part, into shares of Common Stock of the Company at the rate of $0.02 per share (subject to anti-dilution adjustments), by written notice to the Company. The Note is prepayable at any time without penalty. (See Carl Generes Note, Exhibit 10.39, filed herewith and incorporated herein by reference.)

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the US. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of any contingent assets and liabilities. We base our estimates on various assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about carrying values of assets and liabilities that are not readily apparent from other sources. On an on-going basis, we evaluate our estimates. Actual results may differ from these estimates if our assumptions do not materialize or conditions affecting those assumptions change.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements:

Revenue Recognition

We must meet the following four criteria when determining when revenue is realized or realizable and earned: 1) we have persuasive evidence of an arrangement existing; 2) delivery has occurred or services rendered; 3) the price is fixed or determinable; and 4) collectability is reasonably assured.  Cost is recorded on the accrual basis as well, when the services are incurred rather than when payment is made.

Going Concern Considerations

The Company has incurred net losses, negative cash flows from operating activities, and has an accumulated deficit of approximately $5.8 million at March 31, 2011. In addition, at March 31, 2011 the Company had a cash balance of approximately $85,000 and working capital deficiency of approximately $3.8 million. The company has relied upon cash from its financing activities to fund its ongoing operations as it has not been able to generate sufficient cash from its operating activities in the past and there is no assurance it will be able to do so in the future. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company.  We expect to continue to incur losses for the foreseeable future.  Our future success is dependent upon our ability to achieve profitable operations and generate cash from operating activities, and upon additional financing. We are seeking to raise equity capital to expand our business plan. There is no guarantee that we will be able to raise enough capital or generate revenues to sustain our operations.  The accompanying financial statements have been prepared assuming that we will continue as a going concern. The financial statements do not include any adjustments that might result in the event that we cannot continue as a going concern.  If we are unable to continue as a going concern, investors in our shares will likely lose their entire investment.

Item 3.     Properties.

We are located at 6117 Maxtown Road, Westerville, Ohio 48032.   We lease approximately 15,000 square feet of office and warehouse space for $6,082 per month.  The facilities include a loading dock, drive through overhead door, warehouse space, product development areas, showroom, demonstration theater and offices.  We have a 48 month lease on the facilities, which began September 1, 2009, and ends on August 30, 2013.  Our monthly rental payment will increase to $7,082 on September 1, 2011.
 (See Lease Modification Agreement, Exhibit 10.40 and 10.40A, filed herewith and incorporated herein by reference.)

Item 4.     Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth, as of  April 30, 2011, the number of shares of Common Stock owned of record and beneficially by executive officers, directors, persons who hold 5% or more of our outstanding Common Stock and by all officers and directors as a group:

Name and Address(1) of Beneficial Owner	Shares Beneficially Owned	Options Beneficially Owned	Total Shares and Options Beneficially Owned	Percentages (2)

Mark Luden President, CEO and Director	5,773,110	10,935,518	16,708,628	27.42%

Richard E. Conn, CFO	31,206		31,206	0.06%

Marvin Clamme Vice President	6,397230	5,630,498	12027,728	21.62%

Kenneth McCaw Director	2,340,450	9,687,278	12,027,728	21.62%

Robert A. and Thelma G. Gault	2,590,098	3,276,630	5866728	11.01%

Walter J. Doyle(3) Director	11,774,023	6,699,928	18,473,951	32.58%

Gerald Jacobs(4)	11,546,220	2,583,856	14,130,076	26.87%

All Officers and Directors as a Group (4 Persons)	26,316,019	32,953,223	59,269,242	71.45%

(1)	Address for the shareholder is the Company’s address.
(2)
The number of shares of Common Stock owned are those "beneficially owned" as determined under SEC regulations, including any shares of Common Stock as to which a person has sole or shared voting or investment power and any shares of Common Stock which the person has the right to acquire within 60 days through the exercise of any option, warrant or right. More than one person may be deemed to be a beneficial owner of the same securities. The percentage of beneficial ownership by any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within 60 days, by the sum of the number of shares outstanding as of such date plus the number of shares as to which such person has the right to acquire voting or investment power within 60 days. Consequently, the denominator used for calculating such percentage may be different for each beneficial owner. As of April 30, 2011, there were 50,001,374 shares of Common Stock outstanding.

(3)	Includes shares held in the Walter J. Doyle Trust and Forest Capital, LLC, which shares Mr. Doyle is deemed to beneficially own.
(4)	Includes shares held in the Julie E. Jacobs Trust, which Mr. Jacobs is deemed to beneficially own.

Changes in Control

The Company's officers and directors know of no arrangements, including any pledge by any person of securities of the Company, the operation of which may at a subsequent date result in a change in control of the registrant.

Item 5.     Directors and Executive Officers.

Our executive officers and directors and their ages and positions are as follows:

Name	Age	Position
Mark A. Luden	51	President, CEO, Secretary and Director
Kenneth McCaw	59	Director, Vice President of Product Development
Richard E. Conn	55	Chief Financial Officer and Treasurer
Marvin Clamme	57	Vice President of Engineering
Walter J. Doyle	75	Director

Mark A. Luden has served as our President, CEO, Secretary, Treasurer and a member of our board of directors since March 1999.  Mr. Luden is a seasoned sales, marketing and management executive with over fourteen (14) years of sales, marketing and management experience in the enterprise financial software industry.  From March 1998 to February 1999, Mr. Luden served as Director of Sales and Marketing for Invata International, a privately funded, startup enterprise real estate software company.  At Invata, he was responsible for developing all sales and marketing programs.  From February 1997 to March 1998, Mr. Luden served as National Accounts Manager for Computer Associates in Columbus, Ohio, where he was responsible for selling enterprise-wide systems, databases and applications software to Fortune 100 companies.  From August 1987 to February 1997, worked for CCH in various capacities including Sales Manager in the Ohio Division, Branch Manager in Dallas, Texas, Sales Director and Account Representative in Columbus, Ohio, and Sales Representative in Bangor Maine.  While with CCH, Mr. Luden was part of a four person executive team managing the $80 million ProSystem fx tax software business unit.

In addition to leading the strategic and day-by-day operations of the Company, Mr. Luden has served as Chairman of the Small Business Council, and is the Chairman of Division Executive Board of the Consumer Electronics Association (CEA), and has been a member of the Executive Board of the CEA since January 2010.

Mr. Luden’s said past sales and managerial experience and serving as our President, CEO, Secretary, Treasurer and a member of our board of directors since 1999, being a substantial shareholder of the Company and his affiliation with the Small Business Council and CEA, led the Board of Directors to the conclusion that he is qualified to serve as a director of the Company.

Kenneth McCaw, our founder, has served as a member of our board of directors and one of our employees since March 1990.  Mr. McCaw is an accomplished producer, writer and inventor. He is a graduate of the University of California at Los Angles Film Scoring program. Mr. McCaw has written approximately 200 original music pieces and has produced over 25 albums.  Mr. McCaw has written and produced music for The White House, Walt Disney Productions, The United States Olympic Committee, Opryland Productions, as well as numerous theaters and playhouses throughout the United States.   Mr. McCaw is the inventor of the Hammer Jammer™, a patented, consumer key hammering mechanism for acoustic and electric guitars.

Mr. McCaw founded the Company, been on the Board and an employee since its inception, invented the Hammer Jammer™ and is a substantial shareholder of the Company, all of which led the Board of Directors to the conclusion that he is qualified to serve as a director of the Company.

Richard E. Conn has served us our Controller since April 2006. From April 1982 to March 2006 he served as Vice President of Finance for CoreSource, Inc. whose principal business is Health insurance. Mr. Conn is a Certified Public Accountant in good standing and a member of the Ohio Society of Certified Public Accountants.

Marvin Clamme has served as a member of our board of directors and one of our employees since March 1999. Mr. Clamme resigned from the board of directors effective April 5, 2010 and was replaced by Mr. Doyle. Mr. Clamme is a professional studio engineer.  Mr. Clamme is also the inventor of the ButtKicker, and has since assigned all of his rights and interest in ButtKicker and the ButtKicker patent to the Company.

Walter J. Doyle was elected a director on April 5, 2010 at the Company’s Annual Meeting of Shareholders.  Since January 1995, Mr. Doyle has served as the President of Forest Capital, an angel capital firm, located in Powell, Ohio. Previously, Mr. Doyle was founder, President and CEO of Industrial Data Technologies Corp. (IDT) for 21years.   IDT designed, developed, manufactured and marketed high-tech products for factory automation projects in the steel, automotive, food and chemical industries.  Earlier, he worked for Industrial Nucleonics/Accuray Corporation (NYC and Columbus, Ohio).  Even earlier, he was a US Army Paratrooper.
Mr. Doyle earned an Electrical Engineering degree from The City College of New York (CCNY) and an MBA from the Harvard Business School.  He is a member and/or on the board of a number of businesses and local civic organizations. As discussed above under Contractual Obligations, Forest Capital made the Working Capital Loan to the Company. As provided for in the loan documents, the Company agreed to provide Forest Capital the right to appoint one member of the board of directors of the Company, which member is Mr. Doyle. (See Working Capital Loan and Consulting Agreement, Exhibit 10.15, filed herewith and incorporated herein by reference.)

Mr. Doyle’s said past executive experience being a substantial shareholder of the Company and being nominated to the Board by Forest Capital as aforesaid, led the Board of Directors to the conclusion that he is qualified to serve as a director of the Company.

There are no family relationships among our directors and executive officers. The Company does not have an audit, nominating or compensation committee. In the opinion of the Board of Directors, no Director may be deemed independent.

We are not aware of the occurrence during the last ten years of any events that are material to an evaluation of the ability or integrity of any of our directors or executive officers such as the following:

•	Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;
•	Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
•
Being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting the involvement of such person in any type of business, securities or banking activities; and

•
Being found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Other Directorships

Other than as indicated above, none of the Company's directors hold or have been nominated to hold a directorship in any company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934 or subject to the requirements of Section 15(d) of the Securities Act of 1933 or any or any company registered as an investment company under the Investment Company Act of 1940.

Item 6.     Executive Compensation.

Summary Compensation Table

The table below sets forth for our last three completed fiscal years, the compensation earned by our President and CEO and CFO, who are our only “Named Executive Officers”, and no person who served as an executive officer during our last completed fiscal year, or who has been chosen to become an executive officer and not named, received, or will receive, $100,000 or more of compensation.

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Salary ($)	Option Awards ($)(1)	All Other Compensation ($)(2)	Total ($)

Mark A. Luden President, CEO, Secretary and Treasurer	2010 2009 2008	$96,154 $100,000 $ 91,755	$ - $154,799 $ -	$1,002 $960 $5,645	$97,156 $255,759 $ 97,400

Richard E. Conn CFO	2010 2009 2008	$50,481 $52,500 $ 64,629	$ - $ - $ -	$1,337 $1,275 $1,189	$51,818 $53,775 $65,818

(1)
In 2009, Mr. Luden received ten-year options (including replacement options) to purchase(post-Reorganization 9,687,278 shares of our Common Stock,  4,992,960 shares at an exercise price of $0.02 per share and 4,694,318 shares at an exercise price of $0.0032 per share for his efforts in our securing the Credit Agreement and as additional compensation for his service to the Company.  The options were valued at $154,799.

(2)	Represents health insurance premiums paid by the Company.

Compensation of Directors

Members of our Board of Directors do not receive any compensation for serving on the Board. Our directors will be eligible to participate in any equity incentive plan which we may adopt in the future. We reimburse our directors for their reasonable expenses incurred in attending meetings of our board of directors. Provisions of Nevada Law allow us to indemnify our officers, employees, directors and director nominees against liabilities and other expenses incurred as the result of defending or administering any pending or anticipated legal issue in connection with their service to us if it is determined that that person acted in good faith and in a manner which he reasonably believed was in our best interest.

Retention and Bonus Plan for Key Employees

In December of 2006, our board of directors approved a retention and bonus plan for key employees.  Our board approved the plan in order to induce key employees to remain with the Company, particularly in the event of a “change of control” such as the following: a merger or consolidation of which the Company is not the surviving corporation; a merger or consolidation in which the Company’s then current shareholders hold less than 50% of the Company’s outstanding stock; the sale of all or substantially all of the Company’s assets; the acquisition, sale or transfer of more than 50% of the outstanding voting securities of the Company; or the effectiveness of the filing of a registration statement for the public offering of securities of the Company and sale of more than 50% of the outstanding securities of the Company pursuant to such registration.  If within six (6) months after a change of control a participant of the plan (which participants are determined in the sole discretion of the board of directors) is terminated from employment by the Company due to his or her disability, death or by the Company for any reason other than cause, such participant is due severance compensation from 0% to 250% of the participant’s base salary based on the amount of total consideration paid in connection with the change of control. Our board has sole authority to administer and/or amend the plan.

 Outstanding Equity Awards at Fiscal Year End and To Date

The table below shows outstanding equity awards for the Company's executive officers as of the fiscal year ended December 31, 2010 and through the filing date of this Registration Statement, which equity awards consists solely of ten-year, non-qualified stock options granted under the Company’s 1999 Non-Qualified Stock Option Plan (the "Options"), all of which are vested and exercisable but none of which have been exercised.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
	(1)
Mark A. Luden, CEO	4,694,318	0	0	$0.0032	(2)	0	0	0	0
	6,241,200	0	0	$0.02	(3)	0	0	0	0

(1)	Post-Reorganization shares aggregate 10,935,518 shares at a conversion ratio of 31,206 to 1.
(2)	Options for 2,496,480 shares expire June 8, 2019, for 1,029,798 shares December 14, 2019 and for 1,168,040 shares December 30, 2019.
(3)	Options for 1,248,240 shares expire March 1, 2017 and for 4,992,960 shares March 13, 2019

Item 7.    Certain Relationships and Related Transactions and Director Independence.

Except for the transactions described below, none of our directors, officers or principal shareholders, nor any associate or affiliate of the foregoing, have any interest, direct or indirect, in any transaction or in any proposed transactions, during the years ended December 31, 2010, 2009 and 2008 and through the date of this Registration Statement.

In July of 2009, we entered into a Working Capital Loan and Consulting Agreement (the “Working Capital Loan”), with Forest Capital, LLC (“Forest”), which is controlled by Walter J. Doyle, a Director of the Company.  Pursuant to the Working Capital Loan, Forest loaned us an aggregate of $250,000, which amount bears interest at the rate of 10% per annum.  The principal amount of the loan was initially payable by us upon the earlier to occur of (a) the completion of a significant funding transaction or (b) December 31, 2009, provided that the Company could extend the loan to December 31, 2010, provided that we pay all of the accrued interest then due on the loan by December 31, 2009, and that we agree to increase the interest rate of the Working Capital Loan to 20% per annum, compounded monthly and payable quarterly. The Working Capital Loan was so extended and is now due on demand. As of April 30, 2011, the balance due on this loan was $250,000. In consideration for Forest agreeing to the Working Capital Loan, we agreed to issue and in January 2010 issued to Forest 85.3 shares of Guitammer-Ohio which because of the Reorganization have been converted into an aggregate of 2,661, 871 shares of the Company’s common stock and granted 10-year options to purchase shares of Guitammer-Ohio which because of the Reorganization have been converted into options to purchase 655,326 shares of the Company’s Common Stock at an exercise price of $0.02 per share. Also,  the Company’s directors, including Mr. Luden, Mr. McCaw and Mr. Clamme agreed to transfer and have each transferred to Forest options to purchase shares of Guitammer-Ohio which because of the Reorganization have been converted into options to purchase  2,014,971 shares of the Company’s Common Stock (a total of  6,044,914 shares) at an exercise price of $0.02 per share. Also, the Company agreed to provide Forest the right to appoint one member of the board of directors of the Company, which member is Mr. Doyle. (See Working Capital Loan and Consulting Agreement, Exhibit 10.15and 10.15A, filed herewith and incorporated herein by reference.)

In May 2003, we borrowed $800,000 at 8% interest per annum from Thelma Gault (the “Gault Loan”) (a shareholder of the Company and owner of Eminence Speaker LLC, a manufacturing partner of the Company).  The Gault Loan included a security interest over substantially all of our assets, and required that we needed Ms. Gault’s prior approval before incurring any additional debt.  In connection with the Gault Loan, we granted Ms. Gault options to purchase shares of Guitammer-Ohio which because of the Reorganization have been converted into options to purchase an aggregate of 3,276,630 shares of our Common Stock.  All of the options have an exercise price of $0.02 per share and have vested.  The Gault Loan was originally due May 6, 2008.

The Gault Loan was amended in January 2008 to increase the interest rate to 10% per annum (beginning on May 6, 2008), provide for 72 monthly payments to be made on the loan starting in June 2008, to extend the due date of the loan until June 1, 2014, and to provide that in the event the Company obtains financing of over $4,000,000, the Company shall use commercially reasonable efforts to negotiate to use a portion of the funding to repay the Gault Note and that the Company shall use its commercially reasonable efforts to make yearly prepayments on the loan in an amount equal to 7.5% of the Company’s available cash on hand as of the end of the immediately preceding year.  The amendment to the Gault Loan also added certain events of default under the loan including if Mark Luden is no longer active in the day-to-day operations of the Company, absent the written approval of a replacement by Ms. Gault.

On April 25, 2008 Ms. Gault signed an Intercreditor Agreement with the Director of Development of the State of Ohio, also a creditor of the Company, in which she agreed to share, pari passu, with the Director her security interest in the assets of the Company securing the Gault Loan.

  In February 2009, the Gault Loan was amended again to subordinate the repayment of the loan to the repayment of the Credit Agreement described below. In November 2010, the Gault Loan was amended once again to subordinate the repayment of the loan to the repayment of the Julie E. Jacobs Trust’s and the Standard Energy Company’s loans  described below.   The outstanding balance on the Gault Loan as of April 30, 2011 was approximately $584,352.  (See Thelma Gault Loan Agreement and Amendments, Note and Subordination Agreement, Exhibits 10.16, 10.17, 10.18, 10.19, 10.19A, 10.20,  10.21 and 10.25A, filed herewith and incorporated herein by reference.)

On March 9, 2009, we entered into a Credit Facilitation Agreement (the “Credit Agreement”) with Walter J. Doyle, as Trustee of the Walter J. Doyle Trust dated February 5, 1992, and Francine I. Jacobs, Trustee of the Revocable Trust created by Julie E. Jacobs under Agreement dated November 25, 2009 (collectively “Doyle and Jacobs”), both of whom were investors in the Company.  Pursuant to the Credit Agreement, Doyle and Jacobs each agreed to guarantee a Merrill Lynch line of credit loan to the Company of $200,000 ($400,000 total), which loans carry a variable interest rate tied to the LIBOR rate.  The amount loaned pursuant to the Credit Agreement was to be used to acquire inventory and finance accounts receivable.  The loans are secured by a first priority security interest and lien on all of Guitammer property and assets..  We agreed to pay Doyle and Jacobs an annual fee of 4% of the outstanding amount of the Credit Agreement, to sell to each of Doyle and Jacobs an aggregate of 20% of the then outstanding shares of  Guitammer-Ohio for $1.00 per share, or 292 shares  of Guitammer-Ohio each which because of the Reorganization have been converted into 9,112,152 shares of our Common Stock, an aggregate of 18,224,304 shares, and pay the legal fees associated with the Credit Agreement. (See Credit Agreement, Exhibit 10.21, 10.21A, 10.21B, and 10.21C, filed herewith and incorporated herein by reference.)

Additionally, in connection with the Credit Agreement, we agreed to grant to certain of our key employees, directors and officers options to purchase shares of Guitammer-Ohio which because of the Reorganization have been converted into options to purchase shares of our Common Stock, as follows:

•	Ken McCaw – Options to purchase 3,744,720 shares of Common Stock;
•	Marvin Clamme – Options to purchase 3,744,720 shares of Common Stock; and
•	Mark Luden – Options to purchase 4,992,960 shares of Common Stock.

All of the options have an exercise price of $0.02 per share and have vested.

The Credit Agreement is due and payable on demand.  The balance of the Credit Agreement as of April 30, 2011, was $398,249.

On April 7, 2010 the Julie E. Jacobs Trust (“Jacobs Trust”) loaned us $100,000. The loan was due on June 7, 2010 but has not been paid. The Note now bears interest at the rate of 30% per annum and is payable on demand.  As additional consideration for the loan, the Company agreed to issue to the Jacobs Trust Warrants to purchase 125,003 shares of our Common Stock post- Reorganization at $0.005 per share at the time of a Company IPO. As of April 30, 2011, the balance due on this loan was $100,000. (See Jacobs Trust Loan Agreement and Amendment thereto, Exhibits 10.26 and 10.27, filed herewith and incorporated herein by reference.)

On October 5, 2010 the Standard Energy Company loaned us $100,000. Standard Energy Company is controlled by Gerald Jacobs, a substantial shareholder of the Company. The loan bears interest at the rate of 10% per annum, is unsecured and payable September 30, 2011. As of April 30, 2011, the balance due on this loan was $100,000.The entire amount of outstanding principal and accrued interest on this Note shall  automatically be payable at the close of the Company’s next equity financing, whether in a single transaction or a series of related transactions, yielding gross proceeds to the Company of at least $500,000 in the aggregate (the "Next Equity Financing").  As additional consideration for the loan, the Company agreed to issue to Standard Energy Company Warrants to purchase 125,003 shares of our Common Stock (post- Reorganization) at $0.005 per share at any time after a Company’s IPO until the second anniversary of the IPO. (See Standard Energy Company Loan Agreement, Exhibit 10.31, filed herewith and incorporated herein by reference.)

On October 5, 2010 the Company issued its Promissory Note payable to Walter J. Doyle Trust in the amount of $25,000 to evidence a loan made to the Company that date.  The note bears interest at the rate of 10% per annum and is due September 30, 2011.  As of April 30, 2011, the balance due on this loan was $25,000. As additional consideration for the loan, the Company agreed to issue to the Walter J. Doyle Trust Warrants to purchase 31,251 shares of our Common Stock (post- Reorganization) at $0.005 per share at any time after a Company’s IPO until the second anniversary of the IPO. (See Doyle $25,000 Promissory Note, Exhibit 10.32 and 10.32A, filed herewith and incorporated herein by reference.)

On November 12, 2010 the Company arranged an inventory financing agreement with the Walter J. Doyle Trust and the Julie E. Jacobs Trust, for an aggregate of $300,000 and a monthly interest rate of 2%.  The loan is evidenced by two-$150,000 promissory notes payable to the lenders (one of which is the Standard Energy Company) and secured by a first lien on all of the assets of the Company. The notes are due on October  14, 2011. As of April 30, 2011, the balance due on these two loans was an aggregate of $299,386.  As additional consideration for the loans, the Company agreed to grant each lender options to purchase 187,505 shares of our Common Stock (post Reorganization) at $0.005 per share should the Company complete an IPO.  The options are valid for 3 years after the IPO has been completed. As a part of this inventory financing agreement, Walter J. Doyle Trust transferred stock options to the Julie Jacobs Trust that were previously owned by Walter J. Doyle as a part of the  $150,000 May 2005 loan and the $50,000 June 2005 loan Walter J. Doyle made to the Company. Because of the Reorganization, the options transferred were to purchase a total of 2,583,857 shares of our Common Stock. (See the Inventory Financing Agreement, the Walter J. Doyle Trust $150,000 Note. and the Standard Energy Company $150,000 Note, Exhibits 10.33,10.33A, 10.34, and 10.35 filed herewith and incorporated herein by reference.)

Director Independence

In the opinion of the Board of Directors, no Director may be deemed independent.

Item 8.   Legal Proceedings.

None.

Item 9.  Market Price of and Dividends on the Registrant's Common Equity and Related Shareholder Matters

Market Information

           Our Common Stock is not traded. We plan to apply for listing of our common stock on the OTCBB Market.

Our stock records indicate that as of May 20 2011, we had 62 record holders of our Common Stock and 50,001,374 shares of our Common Stock issued and outstanding and outstanding options and warrants to purchase 43,841,626 shares of our Common Stock.

 In connection with certain loans made to the Company, the lenders have the right to convert the amounts due under the loans into shares of Common Stock of the Company. As of April 30, 2011, Lenders had the right to convert $ 299,245 of indebtedness of the Company into 2.3 million shares of Common Stock of the Company (post- Reorganization) at conversion rates of $0.25 to $0.05per share. One of our lenders, Eric Roy, may convert the principal of and accrued interest on his loan into 1,700,000 (post- Reorganization) shares of our Common Stock; provided however, if Mr. Roy elects to convert his loan into said Company shares, he will forfeit options to purchase 511,778 (post- Reorganization)  shares.

Dividends

We do not anticipate that we will declare or pay any dividends in the foreseeable future. Our current policy is to retain earnings, if any, to fund operations, and the development and growth of our business. Any future determination to pay cash dividends will be at the discretion of our Board of Directors and will be dependent upon our financial condition, operation results, capital requirements, applicable contractual restrictions, restrictions in our organizational documents, and any other factors that our Board of Directors deem relevant.

Effective May 30, 1999 and amended on June 17, 2005, the Company established a non-qualified stock option plan (the "1999 Plan") pursuant to which 43,688,400 shares of Common Stock (post-Reorganization) were reserved for issuance upon the exercise of options.  The 1999 Plan was designed to serve as an incentive for attracting and retaining exceptional executive personnel and other key employees of, and advisors and consultants to, and directors of the Company. Under the 1999 Plan, during the period of 2002 to 2010, the Company granted options to purchase 43,616,626 of the shares of Common Stock (post-Reorganization)  to thirteen persons including two trusts and one partnership. (See The Guitammer Company  1999 Non-Qualified Stock Option Plan, as amended Exhibits 4.0, 4.1 and 4.2 filed herewith and incorporated herein by reference.)

The following table shows the number of shares of Common Stock to be issued upon exercise of outstanding stock options under the 1999 Plan that was approved by the Company's shareholders:

Plan Category	Number of Shares (post-Reorganization) to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options (b)	Number of Shares remaining available for future issuance under 1999 Plan (excluding Shares reflected in column (a) (c)
1999 Plan	43,616,626	$0.017	71,774

Item 10.   Recent Sales of Unregistered Securities.

In March 2007, we granted options to purchase 936,180 shares (post-Reorganization) of our Common Stock to Marvin Clamme, a director of the Company, options to purchase 1,248,240 (post-Reorganization) shares of our Common Stock to Mark A. Luden, an officer and director of the Company and options to purchase 936,180 shares (post-Reorganization) of our Common Stock to Ken McCaw, a director of the Company.  All of the options had an exercise price of $0.02 per share and a term of 10 years from the grant date.   The options were granted in consideration for the fiscal results the Company achieved for 2005 and 2006.

In September 2007 in consideration of extending the due dates of loans made to the Company, we granted options to purchase an aggregate of 1,613,350 shares (post-Reorganization)  of our Common Stock to six private investors in the Company, which included the grant of options to purchase  586,673 shares(post-Reorganization)   of our Common Stock to Mr. Doyle, and options to purchase 293,336 shares (post-Reorganization)  of our Common Stock to Mr. Eric Roy, a Consultant to the Company.  All of the options have an exercise price of $0.02 per share and a term of 10 years from the grant date.

In December 2007, we sold an aggregate of 2,434,068 (post-Reorganization) shares of our Common Stock to Gerald Jacob, an individual and greater than 5% shareholder of the Company, in consideration for $250,000 or $ $0.1027 per share.

In December 2008, Mr. Clamme exercised options to purchase 4,056.780 shares (post-Reorganization) of the Company’s Common Stock with an exercise price per share of $0.0032 per share, paid the Company $13,000 and was issued 4,056,780 shares (post-Reorganization) of Common Stock.

In December 2008, Mr. Luden exercised options to purchase 3,432,660 shares (post-Reorganization) of the Company’s Common Stock with an exercise price per share of $0.0032 per share, paid the Company $11,000 and was issued 3,432,660 shares (post-Reorganization) of Common Stock.

In March 2009, we entered into a Credit Agreement with Mr. Doyle and Francine I. Jacobs, both significant shareholders of the Company, which agreement is described in greater detail above. We agreed to pay Doyle and Jacobs an annual fee of 4% of the outstanding amount of the Credit Agreement, to sell to each of Doyle and Jacobs an aggregate of 20% of the then outstanding shares of  Guitammer-Ohio for $1.00 per share, or 292 shares  of Guitammer-Ohio each which because of the Reorganization have been converted into 9,112,152 shares of our Common Stock, an aggregate of 18,224,304 shares. .

In March 2009, in connection with the Company’s entry into the Credit Agreement (described above), Mr. Clamme and Mr. McCaw were granted options to purchase 3,744,720 shares (post-Reorganization)  of the Company’s Common Stock each, and Mr. Luden was granted options to purchase 4,992,960 shares (post-Reorganization)  of the Company’s Common Stock, each at an exercise price of $0.02 per share.  The options have a term of 10 years from their grant date.

In July of 2009 we entered into the Working Capital and Consulting Agreement with Forest Capital, LLC, which agreement is described in greater detail above.

In January 2010, in connection with the Company’s entry into the Working Capital and Consulting Agreement with Forest Capital, LLC (described above), we issued 2,661,871 shares (post-Reorganization) of the Company’s Common Stock to Forest Capital, LLC.  Additionally Forest Capital, LLC received via transfer options to purchase 6,699,928 shares (post-Reorganization)  of the Company’s Common Stock, each at an exercise price of $0.02 per share.  Clamme, Luden and McCaw each transferred options to purchase 2,014, 971 shares (post-Reorganization) of our Common Stock to Forest Capital, LLC and the Company granted options to purchase 655,326 shares (post-Reorganization) of our Common Stock at an exercise price of $0.02 per share to Forest Capital, LLC. The options have a term of 10 years from their grant date.

The Company claims an exemption from registration afforded by Section 4(2) of the Securities Act of 1933, as amended for the above issuances and grants, since the foregoing did not involve a public offering, the recipients took the securities for investment and not resale and the Company took appropriate measures to restrict transfer.

Item 11.  Description of Registrant's Securities to be Registered.

We are registering our common stock, par value $0.001 per share ("Common Stock") under this Registration Statement.

We have authorized capital stock consisting of 150,000,000 shares of Common Stock, par value $0.001 per share.    As of May 20, 2011, the Company had 50,001,374 shares of Common Stock issued and outstanding.

The Guitammer Company was originally incorporated in Ohio on March 6, 1990. (See Articles of Incorporation and amendments thereto, Exhibits 3.0 through 3.2 inclusive, filed herewith and incorporated herein by reference.)

As discussed above, on May 18, 2011, Guitammer-Ohio caused the formation of a Nevada corporation with the same name (“the “Company”, “Guitammer-Nevada”, “we”, “us” and “our”) and entered into a Plan and Agreement of Reorganization with Guitammer-Nevada pursuant to which (i) the shareholders of Guitammer-Ohio would exchange (on a one (1) for thirty-one thousand, two hundred and six (31,206) shares basis) their aggregate 1,602.3 issued and outstanding shares of common stock for an aggregate of 50,001,374 shares of Common Stock, par value $0.001 per share, of Guitammer-Nevada evidencing the same proportional interest in Guitammer-Nevada as they held in Guitammer-Ohio, and  (ii) option and warrant holders to purchase an aggregate of  1,397.7 shares of common stock of Guitammer-Ohio would exchange (on a one (1) for thirty-one thousand, two hundred and six (31,206) shares basis) their options and warrants for options and warrants to purchase an aggregate of 43,616,626 shares of Common Stock, value $0.001 per share,  of Guitammer-Nevada in the same proportional interest  in Guitammer-Nevada as they held in Nevada-Ohio (the “Reorganization”). In addition, the Company issued to two lenders warrants to purchase shares of Guitammer-Ohio which because of the Reorganization would be converted into warrants to purchase an aggregate of 225,000 shares of our Common Stock, par value $0.001 per share. .  In order to save time and expense of creating and issuing new Guitammer-Nevada options and warrants, the Company’s Board of Directors passed a resolution that the outstanding Guitammer- Ohio options and warrants would be and are deemed to be and constitute the Guitammer- Nevada options and warrants (on the said 1 for 31,206 shares basis) to purchase an aggregate of 43,841,626 shares of our Common Stock.

           Also, upon the effective time of the Reorganization and as of May 20, 2011, Guitammer-Ohio had certain outstanding indebtedness that provides the holders the option to convert at any time the indebtedness into shares of common stock of Guitammer-Ohio. Pursuant to the terms of the Reorganization, the debt holders now have the option to convert the debt into an aggregate of 2,300,000 shares of the Common Stock of Guitammer-Nevada. With respect to one of the debt holders, Eric Roy, and pursuant to the terms of his loan agreement with Guitammer-Ohio, if he elected to convert the indebtedness of Guitammer-Ohio owed to him into shares of Common Stock of Guitammer-Nevada, he would forfeit options to purchase 511,778 shares of Common Stock of Guitammer-Nevada.

 If all the said options and warrants were exercised and indebtedness converted, Guitammer-Nevada or the Company would have issued and outstanding 95,631,222 shares of Common Stock. There can be no assurance that any options or warrants will be exercised or that any of the debt will be converted. (See Plan and Agreement of Reorganization Exhibit 2.1 and Articles of Incorporation of Guitammer-Nevada, Exhibit 3. 4, filed herewith and incorporated herein by reference.)

All outstanding shares of our Common Stock are of the same class and have equal rights and attributes.

Voting.  The holders of our Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. Our Common Stock does not have cumulative voting rights. Persons who hold a majority of the outstanding shares of our Common Stock entitled to vote on the election of directors can elect all of the directors who are eligible for election.  This means that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors if they choose to do so; and in such event, the holders of the remaining shares will not be able to elect any person to the Board of Directors.

Dividends.  Holders of our Common Stock are entitled to share equally in dividends, if any, as may be declared from time to time by our Board of Directors out of funds legally available.

Liquidation and Dissolution.  In the event of liquidation, dissolution or winding up of the Company, the holders of our Common Stock are entitled to share ratably in all of our assets remaining after payment of all liabilities and preferential liquidation rights.

Authority to Issue Stock.  The Company's Board of Directors has the authority to issue the authorized but unissued shares of Common Stock without action by the shareholders.  The issuance of such shares would reduce the percentage ownership held by current shareholders.

The descriptions of our Common Stock above are only summaries and are qualified in their entirety by the provisions of the Company’s Articles of Incorporation and Bylaws.  (See Articles of Incorporation and Bylaws, Exhibits 3.4 and 3.5, filed herewith and incorporated herein by reference.)

Transfer Agent

The Company’s transfer agent is Securities Transfer Corporation, 2591 Dallas Parkway
Suite 102, Frisco, TX  75034.

Item 12.    Indemnification of Directors and Officers.

The Nevada Revised Statutes provides in relevant parts as follows:

  NRS 78.7502 Discretionary and mandatory indemnification of officers, directors, employees and agents: General provisions.

      1.  A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding if the person:

      (a) Is not liable pursuant to NRS 78.138; or
      (b) Acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful.

☐ The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person is liable pursuant to NRS 78.138 or did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, or that, with respect to any criminal action or proceeding, he or she had reasonable cause to believe that the conduct was unlawful.

      2.  A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by the person in connection with the defense or settlement of the action or suit if the person:

      (a) Is not liable pursuant to NRS 78.138; or
      (b) Acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation.

☐Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

      3.  To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him or her against expenses, including attorneys’ fees, actually and reasonably incurred by him or her in connection with the defense.

      (Added to NRS by 1997, 694; A 2001, 3175)

  It is anticipated that the Company will indemnify its officers and directors to the full extent permitted by the above-quoted statute.

Item 13.  Financial Statements and Supplementary Data.

The Company's financial statements, notes thereto, and the related independent registered public accounting firm’s report are set forth immediately following the signature page to this Registration Statement beginning at page F-1 and are incorporated herein by reference.

Item 14.  Changes and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 15.  Financial Statements and Exhibits.

a)  The following financial statements, notes thereto, and the related independent registered public accounting firm's report to our financial statements are included herewith beginning at page F-1 and are incorporated herein by reference.

Balance Sheets as of March 31, 2011 and 2010	F-21
Statements of Operations for the three months ended March 31, 2011 and 2010	F-22
Statements of Cash Flows for the years ended March 31, 2011 and 2010	F-23
Notes to Financial Statements for three months ended March 31, 2011 and 2010	F-24 to F-34

b)           Exhibits:

Exhibit No.	Date of Document	Name of Document

2.0	May 17, 2011	Agreement and Plan of Reorganization
3.0	March 3, 1990	Articles of Incorporation of Guitammer-Ohio
3.1	June 6, 2005	Certificate of Amendment of Guitammer- Ohio
3.2	June 17, 2005	Certificate of Amendment of Guitammer- Ohio
3.3		Code of Regulations of Guitammer - Ohio
3.4	May 17, 2011	Articles of Incorporation of Guitammer- Nevada
3.5		Bylaws of Guitammer - Nevada
4.0	Sept. 30, 1999	1999 Non-Qualified Stock Option Plan, as amended

4.1		Form of Option Agreement
4.2	June 17, 2005	2005 Amendment to1999 Non-Qualified Stock Option Plan
10. 1	Nov. 1, 2002	Richard B. Luden $82,000 Note
10. 2	May 13, 2005	Note Purchase Agreement—Walter Doyle, John O. Huston and Eric Roy
10. 3	Sept.1, 2007	First Amendment To Note Purchase Agreement—Walter Doyle, John O. Huston and Eric Roy
10. 4	May 13, 2005	Walter J. Doyle $150,000 Note
10.4A	September 1, 2007	Amended and Restated Walter Doyle Note
10. 5	May 13, 2005	Eric Roy $100,000 Note
10.5A	March 28, 2011	Agreement to Convert An Existing Note—Eric P. Roy
10.5B	September 1, 2007	Eric Roy 9.4 Stock Options on 100K 0901207note
10.5C	May 13, 2005	Eric Roy 16 stock options 05132005
10.5D	May 13, 2006	Eric Roy 16 Stock options 05132006
10.5E	September 1, 2007	Amended and Restated Eric Roy Note
10. 6	May 13, 2005	John O. Huston $50,000 Promissory Note
10.6A	September 1, 2007	John O. Huston 4.7 Stock options 09012007
10.6B	May 13, 2005	John O. Huston 8 Stock Options 05132005
10.6C	May 13, 2006	John O. Huston 8 Stock Options 05132006
10.6D	September 1, 2007	Amended and Restated John O. Huston Promissory Note
10.7	June 29, 2005	Note Purchase Agreement—Walter Doyle, Andrea L. Levenson and Gust Van Sant
10.8	September 1, 2007	First Amendment To Note Purchase Agreement—Walter Doyle, Andrea L. Levenson and Gust Van Sant
10.9	June 29, 2005	Walter J. Doyle $50,000 Promissory Note
10.9A	September 1, 2007	Amended and Restated Walter Doyle Note
10.10	June 29, 2005	Andrea Lerner Levenson $50,000 Promissory Note
10.10A	September 1, 2007	Andrea Lerner Levenson 4.7 Stock Options on 50K 09012007 note
10.10B	June 29, 2006	Andrea Lerner Levenson 8 stock options 62920006
10.10C	June 29, 2005	Andrea Lerner Levenson 8 stock options 06292005
10.10D	September 1, 2007	Amended and Restated Andrea L. Levensen Promissory Note
10.11	June 29, 2005	Gust Van Sant $50,000 Promissory Note
10.11A	September 1, 2007	Gust Van Sant 4.7 Stock Options on 50K 09012007 note
10.11B	June 29, 2005	Gust Van Sant 8 Stock Options 06292005
10.11C	June 29, 2006	Gust Van Sant 8 Stock Options 06292006
10.11D	September 1, 2007	Amended and Restated Gust Van Sant Promissory Note
10.12	July 19, 2005	Promissory Note --Opal Private Equity Fund, LP
10.12A	September 1, 2007	Opal Private Equity Stock Warrants on 100K note

10.12B	July 19, 2005	Opal 16 Stock Warrants 07192005
10.12C	July 19, 2006	Opal 16 Stock Warrants 07192006
10.12D	September 1, 2007	Amended and Restated Opal Promissory Note
10.13	September 1, 2007	First Amendment To Note Purchase Agreement--Opal Private Equity Fund, LP
10.14	July 19, 2005	Opal Private Equity Fund, LP $100,000 Note Purchase agreement
10.15	July 3, 2005	Forest Capital $250,000 Working Capital Loan and Consulting Agreement
10.15A	January 1, 2010	Forest Capital 214.7 options 01012010
10.16	May 5, 2003	Thelma Gault $800,000 Loan and Option Agreement
10.17	January 31, 2008	First Amendment To Thelma Gault $800,000 Loan Agreement
10.18	February 28, 2009	Second Amendment To Thelma Gault $800,000 Loan Agreement
10.19	January 31, 2008	Thelma Gault $800,000 Amended and Restated Promissory Note
10.20	November 18, 2010	Thelma Gault Subordination Agreement 1st Lien carve out
10.21	March 9, 2009	Credit Facilitation Agreement—Walter J. Doyle Trust and Julie E. Jacobs Trust
10.21A	February 26, 2009	Merrill Lynch Loan Application and acceptance
10.21B	March 2009	Merrill Lynch Loan agreement
10.21C	December 1, 2009	Revised Merrill Lynch Loan agreement
10.22	April 25, 2008	Ohio Innovation Loan Agreement
10.23	April 25, 2008	Ohio Innovation Loan Security Agreement
10.24	September 11, 2008	Ohio Innovation Loan Modification Agreement
10.24A	September 17, 2009	Ohio Innovation Loan Modification Agreement 2nd mod
10.24B	November 24, 2010	Ohio Innovation Loan Modification Agreement 3rd mod
10.25	November 29, 2010	Ohio Innovation Loan Subordination Agreement
10.25A	April 25, 2008	Ohio Innovation Loan Intercreditor agreement

10.25B	April 25, 2008	Ohio Innovation Loan Cognovit promissory note
10.26	April 7, 2010	Julie E. Jacobs Trust $100,000 Loan Agreement
10.27	October 4, 2010	Amendment To Julie E. Jacobs Trust $100,000 Loan Agreement
10.28	January 11, 2011	Joseph Albert $100,000 Convertible Promissory Note
10.29	January 11, 2011	Joseph Albert $100,000 Convertible Promissory Note Extension Agreement
10.30		Joseph Albert 50,000 Common Stock Purchase Warrants
10.30A		Joseph Albert 100,000 Common Stock Purchase Warrants
10.31	October 5, 2010	Standard Energy Company $100,000 Loan Agreement and Promissory Note
10.32	October 11, 2010	Doyle Trust $25,000 Promissory Note
10.32A	October 5, 2010	Doyle Trust $25,000 Loan Agreement
10.33	November 12, 2010	Walter J. Doyle Trust and Julie E. Jacobs Trust Inventory Financing Agreement
10.33A	November 12, 2010	Jacobs Trust Stock 82.8 Options
10.34	November 12, 2010	Walter J. Doyle Trust $150,000 Promissory Note
10.35	November 12, 2010	Standard Energy Company $150,000 Promissory Note
10.36	February 2, 2011	Robison Note Extension Agreement
10.36A	July 10, 2010	Robison original promissory note
10.37	February 2, 2011	Robison $50,000 Convertible Promissory Note
10.38		Robison Common Stock Purchase Warrants for 50,000 shares and 25,000 shares
10.39	February 24, 2011	Carl A. Generes $35,000 Promissory Note
10.40	September 9, 2009	Lease Modification Agreement
10.40A	January 18, 2006	Lease Agreement – original
21.1		List of Subsidiaries of the Registrant

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

July 8, 2011	THE GUITAMMER COMPANY

By: /s/ Mark A. Luden
Mark A. Luden, President and
Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
The Guitammer Company

We have audited the accompanying balance sheets of The Guitammer Company (the "Company") as of December 31, 2010 and 2009, and the related statements of operations, changes in stockholders' deficiency and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Guitammer Company as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years ended December 31, 2010 and 2009, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company's accumulated deficit and lack of capital raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

/s/ Friedman LLP

East Hanover, NJ

March 21, 2011

THE GUITAMMER COMPANY

BALANCE SHEETS

	December 31,
	2010	2009
ASSETS
Current assets
Cash and cash equivalents	$65,922	$28,071
Restricted cash	-	383,777
Accounts receivable	31,200	121,460
Inventory	279,899	258,621
Prepaid expenses and other current assets	2,073	3,115
Total current assets	379,094	795,044
Property and equipment, net	21,576	30,533
Deferred financing costs, net	65,897	85,127
Intangible assets	43,395	44,866
	$509,962	$955,570

LIABILITIES AND STOCKHOLDERS' DEFICIENCY
Current liabilities
Line of credit	$39,800	$39,806
Accounts payable	871,061	763,210
Accrued expenses	262,629	97,440
Capital lease obligations, current portion	515	2,677
Deferred revenue	131,492	148,041
Current portion of long-term debt	2,598,654	2,071,476
Total current liabilities	3,904,151	3,122,650

Capital lease obligations, long-term portion	-	844
Long-term debt, net of current portion	524,834	807,992
	4,428,985	3,931,486

Stockholders' deficiency
Common stock, no par value, 3,000 shares authorized;
1,602 shares issued and outstanding at December 31, 2010 and 2009, respectively	1,742,170	1,693,524
Accumulated deficit	(5,661,193)	(4,669,440)
	(3,919,023)	(2,975,916)
	$509,962	$955,570

See report of independent registered public accounting firm and notes to financial statements.

THE GUITAMMER COMPANY

STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2010	2009
Total revenue	$1,319,434	$1,534,381

Cost of goods sold	794,093	943,414
Gross profit	525,341	590,967

Operating expenses
General and administrative	1,182,776	1,072,015
Research and development	26,291	196,833
	1,209,067	1,268,848

Loss from operations	(683,726)	(677,881)

Other income (expense)
Interest expense	(309,261)	(461,564)
Interest income	1,234	2,729
	(308,027)	(458,835)

Loss before provision for income taxes	(991,753)	(1,136,716)

Provision for income taxes	-	-
Net loss	$(991,753)	$(1,136,716)

Basic and diluted loss per share	$(619.07)	$(772.23)

Basic and diluted weighted average common shares outstanding	1,602	1,472

See report of independent registered public accounting firm and notes to financial statements.

THE GUITAMMER COMPANY

STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIENCY

YEARS ENDED DECEMBER 31, 2010 AND 2009

	Common Stock
	Shares	Amount	Accumulated Deficit	Total
Balance, January 1, 2009	933	$1,281,251	$(3,532,724)	$(2,251,473)

Issuance of common stock in connection with debt	669	233,022	-	233,022

Stock based compensation expense	-	124,334	-	124,334

Options issued in connection with debt	-	54,917	-	54,917

Net loss	-	-	(1,136,716)	(1,136,716)
Balance, December 31, 2009	1,602	1,693,524	(4,669,440)	(2,975,916)

Stock based compensation expense	-	48,646	-	48,646

Net loss	-	-	(991,753)	(991,753)
Balance, December 31, 2010	1,602	$1,742,170	$(5,661,193)	$(3,919,023)

See report of independent registered public accounting firm and notes to financial statements.

THE GUITAMMER COMPANY

STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2010	2009
Cash flows from operating activities
Net loss	$(991,753)	$(1,136,716)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	38,850	42,281
Stock-based compensation	48,646	124,334
Provision for credit losses	7,991
Amortization of discount on debt	-	287,939
Changes in assets and liabilities
Restricted cash	383,777	(2,644)
Accounts receivable	82,269	(36,480)
Inventory	(21,278)	(12,943)
Prepaid expenses	1,042	(1,041)
Accounts payable and accrued expenses	273,040	(79,868)
Deferred revenue	(16,549)	18,750
Net cash used in operating activities	(193,965)	(796,388)

Cash flows from investing activities
Intangible assets	(5,559)
Purchase of property and equipment	(3,633)	(7,282)
Net cash used in investing activities	(9,192)	(7,282)

Cash flows from financing activities
Repayment of line of credit	(6)	(19)
Payment of capital lease obligation	(3,006)	(2,901)
Proceeds from debt	675,000	883,951
Payment of debt	(430,980)	(199,652)
Debt issuance costs		(23,131)
Net cash provided by financing activities	241,008	658,248

Net increase (decrease) in cash and cash equivalents	37,851	(145,422)
Cash and cash equivalents, beginning of year	28,071	173,493
Cash and cash equivalents, end of year	$65,922	$28,071

Supplemental disclosure of cash flow information
Cash paid during the year for
Interest	$190,395	$187,537
Income taxes	-	-

Supplemental disclosure of non-cash investing and financing activities
Issuance of common stock in connection with debt	$-	$233,022
Options issued in connection with debt	-	54,917

See report of independent registered public accounting firm and notes to financial statements.

The Guitammer Company
Notes to Financial Statements

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
The Guitammer Company (the “Company”) was incorporated on March 6, 1990, under the laws of the State of Ohio.  The Company is involved in the distribution of a low frequency audio transducer branded as the original ButtKicker® products.  The Company, headquartered in Ohio, sells products internationally.

Use of Estimates
The preparation of financial statements in conformity with accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments and other short-term investments with an initial maturity of three months or less to be cash equivalents.

Subject to certain limitations, the Company maintains cash and cash equivalent balances at a financial institution that is insured by the Federal Deposit Insurance Corporation.

Restricted Cash
Restricted cash represents funds in escrow received in connection with the Ohio Innovation Loan Fund notes payable.  These funds are represented by cash or cash equivalents and the use thereof is restricted by agreement approved by the State of Ohio and the Company.  In July 2010, the restricted cash balance was used to pay down the note payable balance.

Accounts Receivable

Accounts receivable are carried at cost less an allowance for doubtful accounts.  The allowance for doubtful accounts is established through provisions charged against income and is maintained at a level believed adequate by management to absorb estimated bad debts based on current economic conditions.

Accounts receivable are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date.  The Company recorded an allowance of $7,991 and zero at December 31, 2010 and 2009, respectively.

The Guitammer Company
Notes to Financial Statements

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Inventory

Inventory, consisting of finished goods, is stated at the lower of cost or market.  Cost is determined using the weighted average method.  Inventory that is determined to be in a condition of obsolescence or not saleable is expensed immediately.

Property and Equipment, Net
Property and equipment are recorded at cost less accumulated depreciation.  Expenditures for major additions and improvements are capitalized, while minor replacements, maintenance, and repairs and maintenance are charged to expense as incurred.  Leasehold improvements are amortized over the shorter of the assets’ economic lives or the lease term.  Depreciation is provided using the straight- line method over the estimated useful lives of the assets as follows:

Equipment and electronics	5 - 7 years
Furniture and fixtures	7 years
Leasehold improvements	Shorter or lease terms or 7 years

Impairment of Long-Lived Assets
Long-lived assets to be held and used are reviewed for impairment whenever events or circumstances indicate that the carrying value of such assets may not be recoverable.  Determination of recoverability is generally based on an estimate of undiscounted cash flows resulting from the use of the asset and its eventual disposition.  If the evaluation indicates that the carrying amount of an asset is not recoverable from our undiscounted cash flows, then an impairment loss is measured by comparing the carrying amount of the asset to its fair value.

Revenue Recognition
The Company recognizes revenue from the sale of its products when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed and determinable, and collectability is reasonably assured.

Deferred Revenue
The Company received prepayment for products from one of its customers of approximately $250,000.  As of December 31, 2010 and 2009, the Company had deferred revenue of $131,492 and $148,041, respectively.

Income Taxes
The Company has elected S Corporation status for Federal and for Ohio state income tax purposes.  Under these elections, the Company’s taxable income is includable by the stockholders on their individual income tax returns, and the Company makes no provision for Federal and state income tax.

The Guitammer Company
Notes to Financial Statements

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (Continued)
There were no uncertain tax positions at December 31, 2010 or December 31, 2009, as the Company's tax positions for open years meet the recognition thresholds of more likely than not to be sustained upon examination. Tax returns for the years 2006 through 2010 are currently open to examination.

Fair Value of Financial Instruments
The Company measures and discloses the estimated fair value of financial assets and liabilities using the fair value hierarchy prescribed by U.S. generally accepted accounting principles.  The fair value hierarchy has three levels, which are based on reliable available inputs of observable data.  The hierarchy requires the use of observable market data when available.  The levels are defined as follows:

Level 1 - quoted prices for identical instruments in active markets;

Level 2 - quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and

Level 3 - fair value measurements derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The carrying amount reported in the balance sheets for cash and cash equivalents, accounts payable and accrued expenses approximate fair value because of the immediate or short-term maturity of these financial instruments. As of December 31, 2010 and 2009, the majority of the Company’s debt had fixed rates and the fair value was estimated at $3.1 million and $2.7 million, respectively, based on a discounted cash flow model.

Advertising

Costs of advertising and marketing are expensed as incurred.  Advertising and marketing costs were $12,290 and $50,981 for the years ended December 31, 2010 and 2009.

Shipping and Handling
Shipping and handling costs of approximately $137,212 and $160,345 for the years ended December 31, 2010 and 2009, respectively, are included in general and administrative expenses in the statements of operations.

The Guitammer Company
Notes to Financial Statements

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Earnings (Loss) Per Share of Common Stock
Historical net income (loss) per common share is computed using the weighted average number of common shares outstanding.  Diluted earnings per share (“EPS”) include additional dilution from common stock equivalents, such as stock issuable pursuant to the exercise of stock options and warrants.  Common stock equivalents were not included in the computation of diluted earnings per share when the Company reported a loss because to do so would be antidilutive for periods presented.

Stock Based Compensation
Share-based compensation is measured as the fair value of the award at its grant date based on the estimated number of awards that are expected to vest and is recorded over a defined service period.  In the absence of an observable market price for a share-based award, the fair value is based upon a valuation methodology that takes into consideration various factors, including the exercise price of the award, the term of the award, the current price of the underlying shares, the expected volatility of the underlying share price, the expected dividends on the underlying shares, and a risk-free interest rate.  Compensation expense is recognized based on the estimated grant date fair value method using a Black-Scholes valuation model.

Subsequent Events
These financial statements were approved by management and available for issuance on March 21, 2011.  Management has evaluated subsequent events through this date.

2 - GOING CONCERN

The Company has incurred net losses, negative cash flows from operating activities, and has an accumulated deficit of approximately $5.7 million at December 31, 2010.  In addition, at December 31, 2010, the Company had a cash balance of approximately $66,000 and working capital deficiency of approximately $3.5 million.  The company has relied upon cash from its financing activities to fund its ongoing operations as it has not been able to generate sufficient cash from its operating activities in the past and there is no assurance it will be able to do so in the future.  These factors raise substantial doubt about the Company’s ability to continue as a going concern.  The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

The Guitammer Company
Notes to Financial Statements

2 - GOING CONCERN (Continued)

The Company needs additional capital to fund current working capital requirements, ongoing debt service and to repay its obligations that are maturing over the upcoming twelve month period.  Management plans to increase revenues and to control operating expenses in order to reduce losses from operations.  Additionally, they will continue to seek equity and/or debt financing in order to enable the Company to meet its financial obligations until it achieves profitability.  The Company may not be able to obtain this additional financing on acceptable terms or at all.

3 - RESTATEMENT

Subsequent to the issuance of the financial statements for the year ended December 31, 2009, the Company identified an error in its calculation of accrued interest related to long-term debt. As a result, the financial statements for the year ended December 31, 2009 have been restated to reflect $167,000 less interest expense and accrued interest payable than was previously reported. Further, this change also caused net loss per share to decrease from $885.68 to $772.23.

4 - PROPERTY AND EQUIPMENT, NET

	December 31,
	2010	2009
Equipment and electronics	$175,168	$172,223
Furniture and fixtures	19,464	18,776
Leasehold improvements	12,313	12,313
	206,945	203,312

Less - Accumulates depreciation	(185,369)	(172,779)
	$21,576	$30,533

Depreciation expense for the years ended December 31, 2010 and 2009 was $12,590 and $18,145.

5 - LINE OF CREDIT

The Company has entered into a line of credit arrangement with Key Bank, which carries a maximum possible balance of $40,000.  The loan has an annual interest rate of 6.35% and is due on demand.  As of December 31, 2010 and 2009, the Company had drawn down $39,800 and $39,806, respectively.  The line of credit is unsecured.

The Guitammer Company
Notes to Financial Statements

6 - ACCRUED EXPENSES

Accrued expenses consisted of the following:

	December 31,
	2010	2009
Accrued payroll	$45,835	$30,656
Accrued interest	147,107	28,241
Warrant liability	14,159	-
Deferred rent	12,721	-
Miscellaneous	42,807	38,543
	$262,629	$97,440

The Company has outstanding warrants for the purchase of 41.4 shares. The warrants expire July 2015 and have an exercise price of $665. Because these warrants contain provisions that protect the holder from declines in stock price, the Company recognizes these warrants as liabilities at their respective fair value on each reporting date. Fair value is estimated using the Black-Scholes valuation model. The significant assumptions considered by the model were the amount of outstanding warrants, the remaining term of the warrants, the per share stock price of $665, a risk-free rate of 3.30% and estimated volatility of 60%. The resulting fair value of the warrants was calculated to be $14,159.

7 - DEBT

Debt payable to related parties is as follows:
	December 31,
	2010	2009
Notes payable to three stockholders in original amounts of $300,000 at an interest rate of 12%. Notes are due no later than June 30, 2012.	$237,734	$237,734

Note payable to Forest Capital, an affiliate of the Walter J. Doyle Trust, a stockholder, in the original amount of $250,000 at an annual interest rate of 10%. Effective December 13, 2009, the annual interest rate increased to 20%. This note is due on demand.	250,000	250,000

Note payable to Julie E. Jacobs Trust in the original amount of $100,000 at an annual interest rate of 20%. Effective September 26, 2010, the annual interest rate increased to 30%. This note is due on demand.	100,000	-

The Guitammer Company
Notes to Financial Statements

7 - DEBT (Continued)

	December 31,
	2010	2009

Note payable to Thelma Gault, a stockholder, in the original amount of $800,000 at an interest rate of 10%. The loan is collateralized by all assets of the Company, and on April 25, 2008 signed an agreement in which her collateralization is shared with the State of Ohio. On November 18, 2010, Thelma Gualt signed an agreement subordinating up to $700,000 of debt to the Walter Doyle Trust and the Julie Jacobs Trust/ and to Standard Energy through the Julie Jacobs Trust. Note is due on May 1, 2014	584,352	632,887

On October 5, 2010, the Company issued a note payable in the amount of $100,000 to Standard Energy, an affiliate of the Julie E. Jacobs Trust, at an annual interest rate of 10%. The note is due September 30, 2011.	100,000	-

On October 5, 2010, the Company issued a note payable in the amount of $25,000 to the Walter J. Doyle Trust at an annual interest rate of 10%. The note is due September 30, 2011.	25,000	-

On November 12, 2010, the Company entered into an inventory financing agreement with Standard Energy a nd the Walter J. Doyle Trust, each with an original issuance amount of $150,000 at a monthly interest rate of 2%. These notes have a first position lien on all assets. The note is due on October 16, 2011.	299,386	-

Note payable to Richard Luden, a relative of Mark Luden, an officer and stockholder, for $82,000. This is an interest free loan that is to be repaid upon sale of the Company or a t the discretion of the Board of Directors.	82,000	82,000
Total debt payable to related parties	$1,678,472	$1,202,621

The Guitammer Company
Notes to Financial Statements

7 - DEBT (Continued)

Other debt is as follows:
	December 31,
	2010	2009
Note payable to Ohio Innovation Loan Fund at an interest rate of 8%. Monthly payments of principal, interest, escrow, and service fees are based on the phase structure. The loan is collateralized by all assets of the Company, and this collateralization is shared with the Thelma Gault per agreement signed on April 25, 2008. On November 29, 2010, The Direct of Development for the State of Ohio signed an agreement subordinating up to $700,000 of debt to the Walter Doyle Trust and the Julie Jacobs Trust and to Standard Energy through the Julie Jacobs Trust. Note is due in January 2014.	$703,656	$1,083,951

Note payable to Merrill Lynch with interest payable at Libor plus .56%. In addition, this debt is guaranteed 50% each by the Walter J. Doyle Trust and the Julie E. Jacobs Trust. As compensation for their guarantees, the trusts receive 4% per annum and have a first position lien on all assets.	397,494	399,030

Notes payable to four different investors in the original amount of $250,000 at an interest rate of 12%. Note is due no later than June 30, 2012.	193,866	193,866

Note payable to Joseph Albert in the original amount of $100,000 at an annual interest rate of 7%. Note was amended January 11, 2011 to extend the due date to May 30, 2011.	100,000	-

Note payable to John Robison in the original amount of $50,000 at an annual interest rate of 7%. Note was amended February 2, 2011 to extend the due date to August 2, 2011.	50,000	-
Other debt	$1,445,016	$1,676,847

The Guitammer Company
Notes to Financial Statements

7 - DEBT (Continued)

Certain of the new debt issuances during the year ended December 31, 2010, and amendments to existing debt agreements in 2011, include conversion features or provisions for the acquisition of additional shares upon consummation of a recapitalization event. Such conversion features or purchase options have not been given accounting consequence in these financial statements since the terms of any recapitalization event are not reasonably assured.

The principal maturities of the notes payable for the next five years and in the aggregate are as follows:

Year Ending December 31,
2011	$2,598,654
2012	208,044
2013	152,599
2014	82,191
2015	82,000
$3,123,488

In previous periods, the Company was not in compliance with certain debt covenants for which waivers were never received.  As a result, the note payable to Ohio Innovation Loan Fund is classified as current in the accompanying balance sheets.

The Guitammer Company
Notes to Financial Statements

8 - STOCKHOLDERS’ DEFICIENCY

Options and Warrants
The following table summarizes the activity for all stock options:

	Number of Options	Range of Exercise Price	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term in Years	Weighted Average Grant Date Fair Value
Outstanding options as of January 1, 2009	936	$100-$665	$352.04	3.8	$145.94
Options granted	615	$665	665.00	-	395.88
Options cancelled	(194)	$100	665.00	-	44.15
Outstanding options as of December 31, 2009	1,356	$100-$665	524.61	6.0	269.97

Options granted	341	$100	100.00	8.8	611.41
Options cancelled	(341)	$100	100.00	-	44.15
Outstanding options as of December 31, 2010	1,356	$100-$665	$520.33	7.3	$404.57

During 2010, the Company amended 341 options that were set to expire and extended the term 10 years. These options were fully vested and the Company recognized approximately $16,000 of total incremental compensation cost related to this amendment.

The following tables summarize the fair values and weighted average assumptions related to the grants of stock options:

	December 31,
Grant Dates	2010	2009
Weighted average grant date fair value	$611.41	$395.88
Weighted average assumptions:	3.30%	2.89%
Risk-free interest rate
Expected volatility	60%	45%
Expected dividend yield	0%	0%
Expected term (years)	10	10

The Guitammer Company
Notes to Financial Statements

8 - STOCKHOLDERS’ DEFICIENCY (continued)

The following table provides information about options under the Plan that are outstanding and exercisable as of December 31, 2010:

	Options Outstanding		Options Exercisable
Exercise Price	As of December 31, 2010	Weighted Average Contractual Life Remaining	As of December 31, 2010
$100	348	8.8 years	348
$665	1,008	7.8 years	1,008
	1,356		1,356

Included in the above table are 515 options to non-employees and 841 to officers of the Company.

Remaining options available for grant were 144 as of December 31, 2010.

Options and Warrants (Continued)
The Company has 41 warrants outstanding as of December 31, 2010 and 2009, all with an exercise price of $665 and expiring July 2015. The warrants include certain provisions that protect the holders from a decline in the stock price of the Company. As a result of those provisions, the Company recognizes the warrants as liabilities at their fair values on each reporting date.

The Company has recorded a warrant liability of $14,159 as of December 31, 2010, which is based on the Black-Scholes valuation model to estimate the fair value of the warrants. The significant assumptions considered by the model were the remaining term of the warrants, the per share stock price of $665, a risk free rate of 3.30% and an expected volatility of 60%.

The Guitammer Company
Notes to Financial Statements

9 - COMMITMENTS

On September 1, 2009, the Company entered into a three year lease for the rental of the office and warehouse at 6117 Maxtown Road, Westerville, Ohio.  The lease expires on August 31, 2012.  Under the terms of the lease, the Company’s future minimum rental payments are as follows:

Year Ending
December 31,
2011	$76,984
2012	56,656
$133,640

Total rent expense under operating leases for the period ending December 31, 2010 and 2009 amounted to approximately $77,718 and $70,658, respectively.

10 - CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Companies to concentrations of credit risk consist principally of accounts receivable.  Receivables are stated at the amounts management expects to collect from outstanding balances.  Generally, the Company does not require collateral or other security to support contract receivables.

The Company had major customers in each of the years presented.  A major customer is defined as one that purchases ten-percent or more in a particular year.  Net sales for the period ended December 31, 2010 include sales to major customers as follows:

	December 31,
Customer	2010	2009
Customer A	12%	5%
Customer B	11%	12%

In addition, Customer A above accounted for 35% and 27% of the total accounts receivable balance at December 31, 2010 and 2009, respectively.

The Guitammer Company
Notes to Financial Statements

10 - CONCENTRATION OF CREDIT RISK (Continued)

The Company had major suppliers in each of the periods presented.  A major supplier is defined as one that provides ten-percent or more of total cost-of-sales in a particular year or has an outstanding account payable balance of ten-percent or more as of the year end.

	December 31,
	2010		2009
	Purchases During Year	Account Payable Percentage at Year End	Purchases During Year	Account Payable Percentage at Year End
Eminence Speaker LLC	42%	33%	41%	36%
Vendor B	28%	21%	20%	8%
Vendor C	27%	22%	39%	27%

11 - RELATED PARTY TRANSACTIONS

One of the Company’s shareholders is also a note holder and a minority shareholder of a major supplier to the Company.  Thelma Gault is a note holder (see Note 7) who also owns 83 shares of the Company’s common stock and options to purchase another 105 shares, and is a minority shareholder in Eminence Speaker, LLC, a major supplier to the Company.

12 - INTANGIBLE ASSETS

Intangible assets principally consist of patents and trademarks related to the ButtKicker products. The assets are being amortized over 10 years. Amortization of the intangible assets, which is included in general and administrative expenses, was approximately $7,000 in 2010 and 2009. Estimated future amortization expense for intangible assets is approximately $7,000 per year from 2011 through 2014, $6,000 in 2015 and $8,000 thereafter.

THE GUITAMMER COMPANY

  CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

THE GUITAMMER COMPANY

INDEX TO FINANCIAL STATEMENTS

                             PAGE

Condensed Financial Statements (Unaudited):

Balance Sheets – March 31, 2011 and December 31, 2010	F - 21

Statements of Operations - Three months ended March 31, 2011 and 2010	F - 22

Statements of Cash Flows - Three months ended March 31, 2011 and 2010	F - 23

Notes to Financial Statements	F - 24

THE GUITAMMER COMPANY

CONDENSED BALANCE SHEETS
(UNAUDITED)

	March 31,	December 31,
	2011	2010
ASSETS
Current assets
Cash and cash equivalents	$85,256	$65,922
Accounts receivable, net	58,385	31,200
Inventory	110,849	279,899
Prepaid expenses and other current assets	41,832	2,073
Total current assets	296,322	379,094
Property and equipment, net	19,347	21,576
Deferred financing costs, net	60,554	65,897
Other assets	41,568	43,395
	$417,791	$509,962
LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities
Line of credit	$39,800	$39,800
Accounts payable	893,530	871,061
Accrued expenses	278,551	262,629
Capital lease obligations, current portion	-	515
Deferred revenue	130,462	131,492
Current portion of long-term debt	2,712,482	2,598,654
Total current liabilities	4,054,825	3,904,151
Long-term debt, net of current portion	446,796	524,834
	4,501,621	4,428,985
Stockholders' deficit
Common stock, no par value, 3,000 shares authorized; 1,602 shares issued and outstanding at March 31, 2011 and December 31, 2010, respectively	1,742,170	1,742,170
Accumulated deficit	(5,826,000)	(5,661,193)
	(4,083,830)	(3,919,023)
	$417,791	$509,962

See notes to the financial statements

THE GUITAMMER COMPANY

CONDENSED STATEMENTS OF OPERATIONS
(UNAUDITED)

	For the Three Months Ended March 31,
	2011	2010
Total revenue	$699,266	$391,362

Cost of goods sold	412,779	198,498
Gross profit	286,487	192,864
Operating expenses
General and administrative	340,532	326,197
Research and development	18,221	25,392
	358,753	351,589

Loss from operations	(72,266)	(158,725)

Other income (expense)
Interest expense	(92,588)	(38,996)
Interest income	47	461
	(92,541)	(38,535)

Loss before provision for income taxes	(164,807)	(197,260)
Provision for income taxes	-	-
Net loss	$(164,807)	$(197,260)

Basic and diluted loss per share	$(102.88)	$(123.13)
Basic and diluted weighted average common shares outstanding	1,602	1,602

See notes to the financial statements

THE GUITAMMER COMPANY

CONDENSED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	For the Three Months Ended
	March 31,
	2011	2010
Cash flows from operating activities
Net loss	$(164,807)	$(197,260)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	9,399	4,907
Stock-based compensation	-	32,720
Changes in assets and liabilities
Accounts receivable	(27,185)	45,456
Inventory	169,050	126,532
Prepaid expenses	(4,759)	(13,327)
Accounts payable and accrued expenses	38,391	11,065
Deferred revenue	(1,030)	(2,133)
Net cash used in operating activities	19,059	7,960

Cash flows from investing activities
Purchase of intangible assets	-	(5,559)
Purchase of property and equipment	-	(215)
Net cash used in investing activities	-	(5,774)

Cash flows from financing activities
(Payment) proceeds of line of credit	-	(265)
Payment of capital lease obligation	(515)	(725)
Proceeds from debt	790	-
Payment of debt	-	(29,094)
Net cash provided by financing activities	275	(30,084)

Net increase (decrease) in cash and cash equivalents	19,334	(27,898)
Cash and cash equivalents, beginning of year	65,922	28,071
Cash and cash equivalents, end of year	$85,256	$173

Supplemental disclosure of cash flow information
Cash paid during the period for
Interest	$58,549	$114,659
Income taxes	-	-

Supplemental disclosure of non-cash financing activities
Debt issued for professional services	$35,000	$-

See notes to the financial statements

The Guitammer Company
Notes to Financial Statements

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

The financial information presented represents The Guitammer Company (the “Company”)  incorporated on March 6, 1990, under the laws of the State of Ohio, prior to the creation of the Nevada holding company that was formed on May 18, 2011.

In April 2011, the Board of Directors approved a resolution to create a holding company to own 100% of the Company. The holding company is incorporated in the State of Nevada and has 150 million authorized common shares. Existing shareholders of the Company received 31,206 shares in the holding company for each share they currently own, resulting in a total of 50,001,374 shares of Common Stock, of Guitammer-Nevada evidencing the same proportional interest in Guitammer-Nevada as they held in Guitammer-Ohio.  The purpose of creating a holding company structure in the State of Nevada is because the legal environment in Nevada is more conducive to being a public company with public shareholders than in the State of Ohio.

Creation of the holding company will not impact the Company’s operations and the Company does not intend to relocate its operations or headquarters.

The Company is involved in the distribution of a low frequency audio transducer branded as the original ButtKicker® products.  The Company, headquartered in Ohio, sells products internationally.

Use of Estimates
The preparation of financial statements in conformity with accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments and other short-term investments with an initial maturity of three months or less to be cash equivalents.

Subject to certain limitations, the Company maintains cash and cash equivalent balances at a financial institution that is insured by the Federal Deposit Insurance Corporation.

Accounts Receivable

Accounts receivable are carried at cost less an allowance for doubtful accounts.  The allowance for doubtful accounts is established through provisions charged against income and is maintained at a level believed adequate by management to absorb estimated bad debts based on current economic conditions.

The Guitammer Company
Notes to Financial Statements

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounts receivable are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. The Company recorded an allowance of $26,991 and $7,991at March 31, 2011 and December 31, 2010 respectively.

Inventory
Inventory, consisting of finished goods, is stated at the lower of cost or market.  Cost is determined using the weighted average method.  Inventory that is determined to be in a condition of obsolescence or not sellable is expensed immediately.

Property and Equipment, net
Property and equipment are recorded at cost less accumulated depreciation.  Expenditures for major additions and improvements are capitalized, while minor replacements, maintenance, and repairs and maintenance are charged to expense as incurred.  Leasehold improvements are amortized over the shorter of the assets’ economic lives or the lease term.  Depreciation is provided using the straight- line method over the estimated useful lives of the assets as follows:

Equipment and electronics	5 - 7 years
Furniture and fixtures	7 years
Leasehold improvements	Shorter or lease terms or 7 years

Impairment of Long-Lived Assets
Long-lived assets to be held and used are reviewed for impairment whenever events or circumstances indicate that the carrying value of such assets may not be recoverable.  Determination of recoverability is generally based on an estimate of undiscounted cash flows resulting from the use of the asset and its eventual disposition.  If the evaluation indicates that the carrying amount of an asset is not recoverable from our undiscounted cash flows, then an impairment loss is measured by comparing the carrying amount of the asset to its fair value.

Revenue Recognition
The Company recognizes revenue from the sale of its products when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed and determinable, and collectibility is reasonable assured.

Deferred Revenue
The Company received prepayment for products from one of its customers of approximately $250,000.  As of March 31, 2011 and December 31, 2010 the Company had deferred revenue of $130,462 and $131,492, respectively.

Income Taxes
Prior to the creation of the Nevada holding company that was formed on May 18, 2011,The Company had elected S Corporation status for Federal and for Ohio state income tax purposes.  Under these elections, the Company’s taxable income is includable by the stockholders on their individual income tax returns, and the Company makes no provision for Federal and State income tax.

The Guitammer Company
Notes to Financial Statements

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Effective with the Company formation of the Guitammer-Nevada holding company, the company is now a C Corporation for both Federal and Ohio state income tax purposes.
There were no uncertain tax positions at March 31, 2011 or December 31, 2010, as the Company’s tax positions for open years meet the recognition thresholds of more likely than not to be sustained upon examinations.  Tax returns for the years 2007 through 2010 are currently open to examination.

Fair Value of Financial Instruments
The Company measures and discloses the estimated fair value of financial assets and liabilities using the fair value hierarchy prescribed by U.S. generally accepted accounting principles.  The fair value hierarchy has three levels, which are based on reliable  available inputs of observable data.  The hierarchy requires the use of observable market data when available.  The levels are defined as follows:

Level 1 – quoted prices for identical instruments in active markets;

Level 2 – quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model derived valuations in which significant inputs and significant value drivers are observable in active markets; and

Level 3 – fair value measurements derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The carrying amount reported in the balance sheets for cash and cash equivalents, accounts payable and accrued expenses approximate fair value because of the immediate or short-term maturity of these financial instruments.  The majority of the Company’s debt had fixed rates and the fair value was estimated at $3.2 million and $3.1 million based on a discounted cash flow model as of March 31, 2011 and December 31, 2010, respectively.

Advertising

Costs of advertising and marketing are expensed as incurred. Advertising and marketing costs were $1,583 and $60,218 for the periods ended March 31, 2011 and 2010.

Shipping and Handling
Shipping and handling costs of approximately $55,092 and $61,667 for the periods ending March 31, 2011 and 2010, respectively, are included in general and administrative expenses in the statements of operations.

Earnings (Loss) Per Share of Common Stock
Historical net income (loss) per common share is computed using the weighted average number of common shares outstanding. Diluted earnings per share (EPS) include additional dilution from common stock equivalents, such as stock issuable pursuant to the exercise of stock options and warrants. Common stock equivalents were not included in the computation of diluted earnings per share when the Company reported a loss because to do so would be antidilutive for periods presented.

The Guitammer Company
Notes to Financial Statements

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock Based Compensation
Share-based compensation is measured as the fair value of the award at its grant date based on the estimated number of awards that are expected to vest and is recorded over a defined service period.  In the absence of an observable market price for share-based award, the fair value is based upon a valuation methodology that takes into consideration various factors, including the exercise price of the award, the term of the award, the current price of the underlying shares, the expected volatility of the underlying share price, the expected dividends on the underlying shares, and a risk-free interest rate.  Compensation expense is recognized based on the estimated grant date fair value method using a Black-Scholes valuation model.

2 - GOING CONCERN

The Company has incurred net losses, negative cash flows from operating activities, and has an accumulated deficit of approximately $5.8 million at March 31, 2011.  In addition, at March 31, 2011 the Company had a cash balance of approximately $85,000 and working capital deficiency of approximately $3.8 million.  The company has relied upon cash from its financing activities to fund its ongoing operations as it has not been able to generate sufficient cash from its operating activities in the past and there is no assurance it will be able to do so in the future.  These factors raise substantial doubt about the Company’s ability to continue as a going concern.  The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

The Company needs additional capital to fund current working capital requirements, ongoing debt service and to repay its obligations that are maturing over the upcoming twelve month period.  Management plans to increase revenues and to control operating expenses in order to reduce losses from operations.  Additionally, they will continue to seek equity and/or debt financing in order to enable the Company to meet its financial obligations until it achieves profitability.  The Company may not be able to obtain this additional financing on acceptable terms or at all.

The Guitammer Company
Notes to Financial Statements

3 - PROPERTY AND EQUIPMENT, NET

	March 31, 2011	December 31, 2010
Equipment and electronics	$175,168	$175,168
Furniture and fixtures	19,464	19,464
Leasehold improvements	12,313	12,313
	206,945	206,945

Less accumulated depreciation	(187,598)	(185,369)

Property and equipment, net	$19,347	$21,576

Depreciation expense for the periods ended March 31, 2011 and 2010 was $2,229 and $3,150.

4 - LINE OF CREDIT

The Company has entered into a line of credit arrangement with Key Bank, which carries a maximum possible balance of $40,000.  The loan has an annual interest rate of 6.35% and is due on demand.  As of March 31, 2011 and December 31, 2010, the Company had drawn down $39,800.  The line of credit is unsecured.

5 - ACCRUED EXPENSES

Other current liabilities consisted of the following at March 31, 2011 and December 31, 2010:

	March 31,	December 31,
	2011	2010
Accrued payroll	$35,029	$45,835
Accrued interest	175,747	147,107
Warrant liability	14,159	14,159
Deferred rent	12,721	12,721
Miscellaneous accrued expenses	40,895	42,807
	$278,551	$262,629

The Company has outstanding warrants for the purchase of 41.4 shares. The warrants expire July 2015 and have an exercise price of $665. Because these warrants contain provisions that protect the holder from declines in stock price, the Company recognizes these warrants as liabilities at their respective fair value on each reporting date. Fair value is estimated using the Black-Scholes valuation model. The significant assumptions considered by the model were the amount of outstanding warrants, the remaining term of the warrants, the per share stock price of $665, a risk-free rate of 3.30% and estimated volatility of 60%. The resulting fair value of the warrants was calculated to be $14,159.

The Guitammer Company
Notes to Financial Statements

6 - DEBT

Debt payable to related parties is as follows:

	March 31,	December 31,
	2011	2010
Notes payable to three stockholders in original amounts of $300,000 at an interest rate of 12%. Notes are due no later than June 30, 2012.	$237,734	$237,734

Note payable to Forest Capital, an affiliate of the Walter J. Doyle Trust, a stockholder, in the original amount of $250,000 at an annual interest rate of 10%. Effective December 13, 2009, the annual interest rate increased to 20%. This note is due on demand.	250,000	250,000

Note payable to Julie E. Jacobs Trust in the original amount of $100,000 at an annual interest rate of 20%. Effective September 26, 2010, the annual interest rate increased to 30%. This note is due on demand.	100,000	100,000

Note payable to Thelma Gault, a stockholder, in the original amount of $800,000 at an interest rate of 10%. The loan is collateralized by all assets of the Company. Note is due on May 1, 2014.	584,352	584,352

On October 5, 2010, the Company issued a note payable in the amount of $100,000 to Standard Energy, an affiliate of the Julie E. Jacobs Trust, at an annual interest rate of 10%. The note is due September 30, 2011.	100,000	100,000

On October 5, 2010, the Company issued a note payable in the amount of $25,000 to the Walter J. Doyle Trust at an annual interest rate of 10%. The note is due September 30, 2011.	25,000	25,000

On November 12, 2010, the Company entered into an inventory financing agreement with Standard Energy and the Walter J. Doyle Trust, each with an original issuance amount of $150,000 at a monthly interest rate of 2%. These notes have a first position lien on all assets. The note is due on October 16, 2011.	299,386	299,386

Note payable to Richard Luden, a relative of Mark Luden, an officer and stockholder, for $82,000. This is an interest free loan that is to be repaid upon sale of the Company or at the discretion of the Board of Directors.	82,000	82,000

Total debt payable to related parties	$1,678,472	$1,678,472

The Guitammer Company
Notes to Financial Statements

6 - DEBT (Continued)

Other debt is as follows

	March 31,	December 31,
	2011	2010
Note payable to Ohio Innovation Loan Fund at an interest rate of 8%. Monthly payments of principal, interest, escrow, and service fees are based on the phase structure. Note is due in January 2014.	$703,656	$703,656

Note payable to Merrill Lynch with interest payable at Libor plus .56%. In addition, this debt is guaranteed 50% each by the Walter J. Doyle Trust and the Julie E. Jacobs Trust. As compensation for their guarantees, the trusts receive 4% per annum and have a first position lien on inventory.	398,284	397,494

Notes payable to four different investors in the original amount of $250,000 at an interest rate of 12%. Note is due no later than June 30, 2012.	193,866	193,866

Note payable to Joseph Albert in the original amount of $100,000 at an annual interest rate of 7%. Note was amended January 11, 2011 to extend the due date to July 11, 2011.	100,000	100,000

Note payable to John Robison in the original amount of $50,000 at an annual interest rate of 7%. Note was amended February 2, 2011 to extend the due date to August 2, 2011.	50,000	50,000

Note payable to Carl Generes with no interest payable in the amount of 35,000. Note is due no later than February 23, 2012 and is for legal services related to SEC filings to occur in 2011.	35,000	-

Other debt	$1,480,806	$1,445,016

The Guitammer Company
Notes to Financial Statements

6 - DEBT (Continued)

Certain of the new debt issuances during the year ended December 31, 2010, and amendments to existing debt agreements in 2011, include conversion features or provisions for the acquisition of additional shares upon consummation of a recapitalization event as currently being negotiated. Such conversion features or purchase options have not been given accounting consequence in these financial statements since the terms of any recapitalization event are not reasonably assured.

The principal maturities of the notes payable for the next five years and in the aggregate are as follows:

Year Ending December 31,
2011	$2,599,444
2012	243,044
2013	152,599
2014	82,191
2015	82,000
$3,159,278

In previous periods, the Company was not in compliance with certain debt covenants for which waivers were never received.  As a result, the note payable to Ohio Innovation Loan Fund is classified as current in the accompanying balance sheets.

7 - STOCKHOLDERS’ DEFICIENCY

Options and Warrants
The following table summarizes the activity for all stock options:

	Number of Options	Range of Exercise Price	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term in Years	Weighted Average Grant Date Fair Value
Outstanding options as of January 1, 2010	1,356	$100-$665	$524.61	6.0	$269.97
Options granted	341	$100	100.00	8.8	611.41
Options cancelled	(341)	$100	100.00	-	44.15
Outstanding options as of December 31, 2010	1,356	$100-$665	520.33	7.3	404.57

Options granted	-	-	-	-	-
Options cancelled	-	-	-	-	-
Outstanding options as of March 31, 2011	1,356	$100-$665	$520.33	7.3	$404.57

The Guitammer Company
Notes to Financial Statements

7 - STOCKHOLDERS’ DEFICIENCY (Continued)

The following tables summarize the fair values and weighted average assumptions related to the grants of stock options:

	March 31,	December 31,
Grant Dates	2011	2010
Weighted average grant date fair value	$611.41	$611.41
Weighted average assumptions:	3.30%	3.30%
Risk-free interest rate
Expected volatility	60%	60%
Expected dividend yield	0%	0%
Expected term (years)	10	10

The following table provides information about options under the Plan that are outstanding and exercisable as of March 31, 2010:

	Options Outstanding		Options Exercisable
Exercise Price	As of March 31, 2011	Weighted Average Contractual Life Remaining	As of March 31, 2011
$100	348	8.55 years	348
$665	1,008	7.55 years	1,008
	1,356		1,356

Included in the above table are 515 options to non-employees and 841 to officers of the Company.

Remaining options available for grant were 144 as of March 31, 2011.

The Company has 41 warrants outstanding as of March 31, 2011 and December 31, 2010, all with an exercise price of $665 and expiring July 2015. The warrants include certain provisions that protect the holders from a decline in the stock price of the Company. As a result of those provisions, the Company recognizes the warrants as liabilities at their fair values on each reporting date.

The Company has recorded a warrant liability of $14,159 as of March 31, 2011 and December 31, 2010, which is based on the Black-Scholes valuation model to estimate the fair value of the warrants. The significant assumptions considered by the model were the remaining term of the warrants, the per share stock price of $665, a risk free rate of 3.30% and an expected volatility of 60%.

The Guitammer Company
Notes to Financial Statements

8 - COMMITMENTS
On September 1, 2009, the Company entered into a three year lease for the rental of the office and warehouse at 6117 Maxtown Road, Westerville, Ohio.  The lease expires on August 31, 2012.  Under the terms of the lease, the Company’s future minimum rental payments are as follows:
Year Ending December 31,
2011	$58,738
2012	56,656
$115,394

Total rent expense under operating leases for the period ending March 31, 2011 and 2010 amounted to approximately $18,654 and $15,246, respectively.

9 - CONCENTRATION OF CREDIT RISK
Financial instruments that potentially subject the Companies to concentrations of credit risk consist principally of accounts receivable.  Receivables are stated at the amounts management expects to collect from outstanding balances.  Generally, the Company does not require collateral or other security to support contract receivables.

The Company had major customers in each of the reporting periods presented.  A major customer is defined as one that purchases ten-percent or more in a reporting period.  Net sales for the period ended March 31, 2011 and December 31, 2010 include sales to major customers as follows:
	March 31, December 31,
Customer	2011	2010
Customer A	10%	12%
Customer B	7%	11%
In addition, Customer A above accounted for 49% and 35% of the total accounts receivable balance at March 31, 2011 and December 31, 2010, respectively.
The Company had major suppliers in each of the reporting periods presented.  A major supplier is defined as one that provides ten-percent or more of total cost-of-sales in a particular reporting period or has an outstanding account payable balance of ten-percent or more as of the reporting period.

	Three months ending March 31,		Year ending December 31,
	2011		2010
	Purchases During Period	Account Payable Percentage at end of Period	Purchases During Year	Account Payable Percentage at Year End
Eminence Speaker LLC	47%	32%	42%	33%
Vendor B	47%	28%	28%	21%
Vendor C	0%	18%	27%	22%

The Guitammer Company
Notes to Financial Statements

10 - RELATED PARTY TRANSACTIONS

One of the Company’s shareholders is also a note holder and a minority shareholder of a major supplier to the Company.  Thelma Gault is a note holder (see Note 7) who also owns 83 shares of the Company’s common stock and options to purchase another 105 shares, and is a minority shareholder in Eminence Speaker, LLC, a major supplier to the Company.

11 – INTANGIBLE ASSETS

Intangible assets principally consist of patents and trademarks related to the ButtKicker products. The assets are being amortized over 10 years. Amortization of the intangible assets, which is included in general and administrative expenses, was approximately $7,000 in 2010 and 2009. Estimated future amortization expense for intangible assets is approximately $7,000 per year from 2011 through 2014, $6,000 in 2015 and $8,000 thereafter.